As filed with the Securities and Exchange Commission on June 28, 1996

                                                 Registration No. 333 -

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                                  ------------

                         CURATIVE HEALTH SERVICES, INC.
             (Exact name of registrant as specified in its charter)

       Minnesota                                         41-1503914
(State or other jurisdiction of               (I.R.SEmployer Identification No.)
 incorporation or organization)

                            14 Research Way, Box 9052
                       East Setauket, New York 11733-9502
                                 (516) 689-7000
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  ------------

              John Vakoutis, President and Chief Executive Officer
                         Curative Health Services, Inc.
                            14 Research Way, Box 9052
                       East Setauket, New York 11733-9502
                                 (516) 689-7000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:

            Timothy S. Hearn                     Frederick W. Kanner
          Dorsey & Whitney LLP                    Dewey Ballantine
         220 South Sixth Street              1301 Avenue of the Americas
      Minneapolis, Minnesota 55402          New York, New York 10019-6092
             (612) 340-2600                        (212) 259-8000

                                  ------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the only securities  being  registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the
   following box.                                                           |_|

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the
   following box.                                                           |_|

If this Form is filed to register additional  securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective  registration  statement for the same
   offering                                                                 |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c)
   under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
   registration statement for the same offering.                            |_|

If delivery of the  prospectus  is expected to be made  pursuant to Rule
   434, please check the following box.                                     |_|

                                                   CALCULATION OF REGISTRATION FEE
====================================================================================================================================
                                                                       Proposed                Proposed
       Title of Each                                                    Maximum                 Maximum                Amount of
    Class of Securities                  Amount to be               Offering Price             Aggregate             Registration
     to Be Registered                     Registered                 Per Share(1)          Offering Price(1)              Fee
- ------------------------------------------------------------------------------------------------------------------------------------

Common Stock, $.01 par value          1,725,000 shares(2)              $22.3125               $38,489,062                $13,273
====================================================================================================================================

(1)  Estimated in accordance with Rule 457(c) under the Securities Act of 1933 solely for purposes of computing the registration fee on the basis of the average of the high and low prices reported by Nasdaq National Market for June 21, 1996.

(2)  Includes 225,000 shares to cover over-allotments.

                                  ------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

- --------------------------------------------------------------------------------
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus supplement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.
- --------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JUNE 28, 1996

PROSPECTUS

                                1,500,000 Shares

                                 [LOGO]CURATIVE
                                       HEALTH SERVICES

                                  Common Stock

                                  ------------

       All of the shares of Common Stock offered hereby are being sold by Curative Health Services, Inc. ("Curative" or the "Company").

       The Common Stock of the Company is traded on the Nasdaq Stock Market's National Market under the symbol "CURE." On June 26, 1996, the last sale price for the Common Stock as reported by Nasdaq was $23.50 per share.

       See "Risk Factors" beginning on page 6 for a discussion of certain factors that should be considered by prospective purchasers.

                                  ------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                        Price to      Underwriting Discounts         Proceeds to
                         Public         and Commissions(1)           Company (2)
- --------------------------------------------------------------------------------
Per Share                $              $                             $
- --------------------------------------------------------------------------------
Total (3)                $              $                             $
================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2)  Before deducting estimated expenses of $ payable by the Company.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 225,000 additional shares of Common Stock on the same terms as set forth above to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $ , $ and $ , respectively. See "Underwriting."

                                  ------------

       The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them, and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about

           , 1996 at the offices of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

                                  ------------

Smith Barney Inc.

                          Hambrecht & Quist

                                           Vector Securities International, Inc.

            , 1996

                                [LOGO] CURATIVE
                                 HEALTH SERVICES


                          98 Wound Management Programs


                                      [Map]


Map of the United States depicting the states, including Puerto Rico. Shaded states on the map represent the states in which the Company has wound management programs. The number inside each shaded state represent the number of wound management programs.


- --------------------------------------------------------------------------------
Programs as of May 31, 1996

Hospital Outpatient Centers ............................................    89
Inpatient Programs .....................................................     5
Freestanding Outpatient Centers ........................................     4
- --------------------------------------------------------------------------------
                                                                            98
- --------------------------------------------------------------------------------



                                  ------------

       IN CONNECTION  WITH THIS  OFFERING,  THE  UNDERWRITERS  MAY OVER-ALLOT OR
EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

       IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

       Wound Care Center(R) and Procuren(R) are registered trademarks and Wound Management Program is a service mark of Curative Health Services, Inc.

- --------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

       The following summary is qualified in its entirety by the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus.

                                   The Company

       Curative Health Services, Inc. is a leading disease management company in the chronic wound care market. Currently, the Company manages, on behalf of hospital clients, a nationwide network of Wound Care Centers(R) that offers a comprehensive range of services which enable the Company to provide customized wound care. The Company's Wound Management Program consists of diagnostic and therapeutic treatment regimens which are designed to meet each patient's specific wound care needs on a cost effective basis. The Company's treatment regimens are based on critical pathways designed for wound healing. The Company has a proprietary database of patient outcomes that the Company has collected since 1988 containing approximately 100,000 patient records which indicate an overall healing rate of approximately 80% for patients completing therapy. The Company's Wound Care Center network consists of 89 outpatient clinics located on or near campuses of acute care hospitals in 29 states. The Company is developing new service models for other health care delivery settings and currently manages five inpatient wound care programs at subacute and long term acute care facilities and operates four freestanding Wound Care Centers.

       Chronic wounds are typically prevented from healing due to insufficient blood circulation to the wound site and may lead to infection, gangrene and amputation. Chronic wounds are common in patients with diabetes and venous stasis disease, as well as in patients who are immobilized and afflicted with pressure sores. According to a study published in 1990, it is estimated that at least three million people suffer from chronic wounds in the United States. It is also estimated that this segment of the U.S. health care industry generated $2 billion in expenditures in 1994. It is anticipated that the wound care market will continue to grow due to the aging population and the increase in health disorders, such as diabetes, which may lead to chronic wounds.

       Traditional chronic wound care treatment, which is typically administered by a primary care physician, relies principally on cleansing and debriding the wound, controlling infection with antibiotics and protecting the wound. In many cases, the patient may need to see a number of health care professionals before effective treatment is received. In addition, under this traditional care model, patients must manage their own care, which often leads to non-compliance and treatment failure which may lead to infection, gangrene and amputation. Although wound care programs have begun to evolve to more specialized and aggressive treatment regimens, the Company believes that a significant medical need and market opportunity exists for products and services that improve and accelerate the wound healing process.

       The Company's Wound Management Program is a comprehensive array of diagnostic and therapeutic treatment regimens with all the components of care necessary to treat chronic wounds. The Wound Management Program includes assessment, vascular studies, revascularization, infection control, wound debridement, growth factor therapy, skin grafting, nutrition, protection devices, patient education, referrals and effective management of care through patient/provider communication. The Wound Management Program is a comprehensive program that is fully integrated with services required for wound care. The Company believes the Wound Management Program provides a better approach to chronic wound management than the traditional approach. A unique aspect of the Company's Wound Management Program is the use of Procuren(R), the Company's proprietary wound healing agent. The Company also believes that the high degree of specialization and expertise offered by the Wound Care Centers provide benefits: (i) to patients through superior wound care, thus enhancing their quality of life and, in many cases, allowing them to avoid amputation; (ii) to affiliated hospitals by enabling them to differentiate themselves from their competitors through better wound care treatment outcomes, to reduce costs by decreasing inpatient lengths of stay and to increase revenue through the introduction of new patients; (iii) to affiliated physicians by providing greater access to patients; and (iv) to insurers and managed care providers by offering a cost effective alternative to traditional wound care.

       The Company was originally founded as a biopharmaceutical company for the research, development, production and marketing of therapeutic products derived from naturally occurring human growth factors, such as Procuren, which the Company introduced in January 1988. During 1994 and 1995, the Company realigned its business strategy to focus on developing and expanding its growing wound care business while terminating its research and development of new products in order to achieve profitability and enhance its long term growth potential.

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

       The Company's objective is to enhance its position as a leading disease management company in the chronic wound care market. The Company's growth strategy is to continue to improve and refine the Wound Management Program while broadening its delivery models to cover the entire continuum of care for wound management. Key elements of this strategy include: (i) continued development of the Company's nationwide network of outpatient Wound Care Centers at acute care hospitals; (ii) expansion of the Company's Wound Management Program into new health care delivery settings such as inpatient programs and freestanding centers when suitable hospital clients are not available; (iii) continued development of relationships with managed care organizations; (iv) enhancement of the Wound Management Program by incorporating new wound care products and services through acquisition or co-marketing arrangements; and (v) the eventual addition of other disease management programs to meet the needs of patients and providers in complementary areas such as the treatment of diabetes.

                                  The Offering

Common Stock being offered ..................  1,500,000 shares(1)

Common Stock outstanding after the offering..  12,204,644 shares(1)(2)

Use of proceeds..............................  For  working  capital  and  other
                                               general    corporate    purposes,
                                               including    to    finance    the
                                               development of (i) new wound care
                                               programs   and  (ii)  systems  to
                                               support  the  Company's   managed
                                               care marketing capabilities

Nasdaq National Market Symbol................  CURE

- --------
(1) Does not include up to 225,000 shares of Common Stock that may be sold by the Company pursuant to the Underwriters' over-allotment option. See "Underwriting."

(2) Based on the number of shares outstanding as of June 26, 1996. Excludes up to 1,202,613 shares of Common Stock issuable upon the exercise of options outstanding as of June 26, 1996. See Note F of Notes to Consolidated Financial Statements of the Company.

                               -------------------

       Unless otherwise indicated, (i) information in this Prospectus assumes no exercise of the Underwriters' option to purchase from the Company up to 225,000 additional shares of Common Stock to cover over-allotments, if any, and (ii) references in this Prospectus to "Curative" or the "Company" refer to Curative Health Services, Inc. and its subsidiaries. This Prospectus, including the information incorporated by reference herein, contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include those discussed in "Risk Factors."

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

                       Summary Consolidated Financial Data
               (In thousands, except per share and operating data)

                                                                                                                  Quarter Ended
                                                                      Year Ended December 31,                       March 31,
                                                                     --------------------------                 -----------------
                                                                1993            1994            1995           1995           1996
                                                              --------        --------        --------       --------       --------
Statement of Operations Data:
Revenues ..............................................       $ 31,265        $ 40,567        $ 52,442       $ 12,007       $ 14,917
Costs and operating expenses:
  Costs of product sales and services .................         15,970          19,688          25,253          6,111          8,335
  Selling, general and administrative .................         12,717          15,967          19,145          4,247          4,752
  Research and development ............................          7,852           6,480           4,143          1,198           --
  Restructuring charge ................................           --             1,684            --             --             --
Income (loss) from continuing operations
  before interest income and
  minority interest ...................................         (5,274)         (3,252)          3,901            451          1,830
Income (loss) from continuing operations ..............         (4,389)         (2,728)          4,429            548          2,013
Income (loss) per share from continuing
  operations, after income taxes ......................       $   (.44)       $   (.27)       $    .39       $    .05       $    .17
Weighted average common and common
  equivalent shares outstanding(1) ....................          9,904           9,958          10,768         10,182         11,315

Operating Data:
Wound care facilities at end of period ................             56              63              84             67             89
Number of new patients ................................         16,235          22,529          30,023          6,895          8,683

                                                                                                       March 31, 1996
                                                                                                  -----------------------
                                                                                             Actual                   As Adjusted(2)
                                                                                             -------                  --------------
Balance Sheet Data:
Working capital ......................................................                      $ 14,743                    $ 47,593
Total assets .........................................................                        26,313                      59,163
Long-term debt .......................................................                         1,000                       1,000
Deficit ..............................................................                       (28,052)                    (28,052)
Stockholders' equity .................................................                        17,841                      50,691

- -----------
(1)  See Note A to the Notes to Consolidated Financial Statements.
(2) Adjusted to give effect to the sale of the shares of Common Stock offered hereby at an assumed offering price of $23.50 per share and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

- --------------------------------------------------------------------------------

                                  RISK FACTORS

       An investment in the Common Stock offered hereby involves a high degree of risk. In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following risk factors relating to the business of the Company before making an investment. This Prospectus, including the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ significantly from those projected in the forward-looking statements as a result, in part, of the risk factors set forth below.

Reliance on Key Customer; Related Party Issues

       At December 31, 1995, the Company had management contracts with 22 acute care hospitals directly or indirectly owned by Columbia/HCA Healthcare Corporation ("Columbia/HCA"). These hospitals collectively accounted for approximately 24% of the consolidated revenues of the Company for the year ended December 31, 1995. The termination or non-renewal of all or a substantial part of the management contracts with hospitals owned by Columbia/HCA would have a material adverse effect on the Company's business, financial condition and results of operations. See Note I of Notes to Consolidated Financial Statements of the Company. Of these 22 contracts with Columbia/HCA hospitals, all are currently in their initial terms. During the 12 month period ending March 31, 1997, four of the Company's contracts with Columbia/HCA hospitals will be subject to renewal.

       The Company and Columbia/HCA are currently in discussions initiated by Columbia/HCA to standardize the management contracts and operating procedures at the Wound Care Centers owned by Columbia/HCA, as well as any Wound Care Centers to be opened by Columbia/HCA in the future. Although the Company believes that standardizing the management contracts and operating procedures will ultimately strengthen its relationship with Columbia/HCA, there can be no assurance these discussions with Columbia/HCA will not result in changes which could have an adverse impact on the Company's business, financial condition and results of operations, including, without limitation, price concessions, contract termination provisions less favorable to the Company, and increased costs borne by the Company.

       Medicare regulations limit reimbursement for health care charges paid to related parties. A party is considered "related" to a provider if it is deemed to be controlled by the provider. One test for determining control for this purpose is whether the percentage of the total revenues of the party received from services rendered to the provider is so high that it effectively constitutes control. Although the Company believes it does not currently receive sufficient revenues from any customer, including Columbia/HCA, that would make it a related party, it is possible that such regulations could limit the number of management contracts that the Company could have with Columbia/HCA or any other client.

Potential Government Regulation of Procuren

       The United States Food and Drug Administration ("FDA") regulates drugs and biologics that move in interstate commerce and requires that such products receive pre-marketing approval based on evidence of safety and efficacy. Since Procuren is produced at one of the Company's blood processing facilities in the state where the Wound Care Center which will dispense the Procuren is located and so is not intended to be shipped across state lines, the Company believes, based on the advice of its counsel, that under current law and regulations, FDA approval is not required for the Company to distribute and sell Procuren through the Wound Care Centers. The FDA is currently reassessing its regulation of other autologous and somatic cell products and has publicly stated that it believes that if any component of a drug or biological or if any patient receiving such substance moves in interstate commerce, a sufficient nexus with interstate commerce exists for the FDA to require pre-marketing approval and licensure. While the production of Procuren includes components that are shipped in interstate commerce, to date the FDA has not determined that Procuren, as currently prepared, is subject to licensure or pre-market approval. Although the Company believes interstate shipment of the final biologic product is required to trigger pre-marketing approval and licensure, a determination by the FDA to require Procuren to obtain pre-marketing approval would materially and adversely affect the Company.

       Because FDA approval has not been required for Procuren, and state approvals are generally limited to licensing of facilities, there has been no independent determination of its efficacy by any governmental entity. If the FDA were to require submission of a product license application ("PLA") as a condition for the continued distribution and sale of Procuren, the Company might have to demonstrate the safety, purity, potency and effectiveness of the product through extensive clinical trials. Neither the Company nor any third party has conducted the controlled clinical trials required to establish Procuren's efficacy. Compliance with the requirements for a PLA is time-consuming and involves the expenditure of substantial resources. There can be no assurance that the Company would be able to establish efficacy or to obtain or maintain the necessary FDA approvals to manufacture and distribute Procuren.

       Any change in current regulatory interpretations by or positions of state officials where the Wound Care Centers are located could adversely affect the
Company's distribution of Procuren within those states. In states where Wound Care Centers are not currently located, the Company intends to utilize the same approaches adopted elsewhere for achieving state compliance. However, state regulatory requirements could adversely affect the Company's ability to establish Wound Care Centers in such other states.

Uncertainty Related to Health Care Reform

       Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. Although Congress has failed to pass comprehensive health care reform legislation thus far, the Company anticipates that Congress and state legislatures will continue to review and assess alternative health care delivery and payment systems and may in the future propose and adopt legislation effecting fundamental changes in the health care delivery system. It is possible that future legislation enacted by Congress or state legislatures will contain provisions which may materially adversely affect the business, financial position and results of operations of the Company or may change the operating environment for the Company's targeted customers (including hospitals and managed care organizations). Health care industry participants may react to such legislation or the uncertainty surrounding related proposals by curtailing or deferring expenditures and initiatives, including those relating to the Company's programs and services. It is also possible that future legislation either could result in modifications to the nation's public and private health care insurance systems, which could affect reimbursement policies in a manner adverse to the Company, or could encourage integration or reorganization of the health care delivery system in a manner that could materially adversely affect the Company's ability to compete or to continue its operations without substantial changes. The Company cannot predict what other legislation relating to its business or to the health care industry may be enacted, including legislation relating to third party reimbursement, or what effect any such legislation may have on its business, financial position and results of operations.

Contract Terms and Renewals

       A substantial portion of the revenues of the Company are derived from management contracts with acute care hospitals. The contracts generally have initial terms of three to five years and many have automatic renewal terms unless specifically terminated. During the 12 month period ending March 31, 1997, the initial terms of 24 of the Company's management contracts will expire, including 17 contracts which provide for automatic one-year renewals. The contracts often provide for early termination either by the client hospital if specified performance criteria are not satisfied, or by the Company under various other circumstances. Historically, some contracts have expired without renewal and others have been terminated by the Company or the client hospital for various reasons prior to their scheduled expiration. Generally, the Company elects to negotiate a mutual termination of a management contract if a client hospital desires to terminate the contract prior to its stated term. The continued success of the Company is subject to its ability to renew or extend existing management contracts and obtain new management contracts. Hospitals choose to terminate or not to renew contracts based on decisions to terminate their programs or to convert their programs from independently managed programs to programs operated internally. There can be no assurance that any hospital will continue to do business with the Company following expiration of its management contract or earlier if such management contract is terminable prior to expiration. In addition, any changes in the Medicare program or third party reimbursement levels generally which have the effect of limiting or reducing reimbursement levels for health services provided by programs managed by the Company could result in the early termination of existing management contracts and would adversely affect the ability of the Company to renew or extend existing management contracts and to obtain new management contracts. The termination or non-renewal of a material number of management contracts could result in a significant decrease in the Company's net revenues and could have a material adverse effect on the Company's business, financial condition and results of operations.

Recent Changes in Business Strategy

       In 1994 and 1995 the Company implemented a strategic redirection, which involved terminating substantially all of its research and development activities and focusing on the development of its Wound Care Center network and Wound Management Program. Since January 1994, the Company's hospital outpatient Wound Care Center network has grown from 56 centers to 89 centers, and the Company intends to commit substantial resources to the aggressive growth of this business. There can be no assurance that this strategic redirection will be successful. As a part of the Company's growth strategy, the Company intends to expand into new health care delivery settings, such as subacute and long term care facilities, open freestanding Wound Care Centers and develop contractual relationships with managed care organizations. There can be no assurance that the Company will be able to successfully implement these components of its strategy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note L of Notes to Consolidated Financial Statements of the Company.

Third Party Reimbursement

       The Company, through its wound care operations, provides contractual management services for fees and sells Procuren to acute care hospitals and other health care providers. These providers, in turn, seek reimbursement from third party payors, such as Medicare, Medicaid, health maintenance organizations and private insurers, including Blue Cross/Blue Shield plans. The availability of reimbursement from such payors has been a significant factor in the Company's ability to increase its revenue streams and will be important for future growth.

       In addition to the hospital outpatient Wound Care Centers which it manages for its clients, the Company owns and operates freestanding outpatient Wound Care Centers. With respect to services and products provided through its freestanding centers, the Company is subject to the risks inherent in third party reimbursement, including the risks associated with billing third party payors. As of March 31, 1996, the Company operated four freestanding outpatient Wound Care Centers which contributed approximately $94,000 or less than 1% of the Company's revenues for the quarter ended March 31, 1996. However, the Company anticipates that the number of, and amount of revenues attributable to, its freestanding centers will increase in the future as the Company pursues its strategy of expanding into new health care delivery settings. See "Business -- Strategy."

     Each third party payor formulates its own coverage and reimbursements decisions. In 1992 the Health Care Financing Administration ("HCFA"), the agency that administers the Medicare program nationally, published a national coverage decision denying coverage for Procuren based on its determination that the safety and efficacy of Procuren had not been established and so the use of Procuren was not "reasonable and necessary" within the meaning of applicable law. Procuren sales represent a significant part of the Company's revenues and earnings and the Company believes that Procuren, as a component of its Wound Management Program, is a significant component of the Company's services. Although the Company has not, and the Company believes that its clients have not, in general experienced difficulty in securing third party reimbursement for Wound Care Center services and the use of Procuren from private insurers, some hospitals have experienced denials, delays and difficulties in obtaining such reimbursement. In some cases where Procuren reimbursement has been denied by a payor, the hospitals have ceased providing Procuren to patients whose only means of payment is through such payor. To the Company's knowledge, no widespread denials have been received by hospitals regarding reimbursement for other Wound Care Center services or reimbursement of management fees charged by the Company to its hospital clients. There can be no assurance that there will not be a material increase in disallowance of reimbursements of the Company's management fees by Medicare or third party payors. The Company discusses coverage and reimbursement issues with its hospital clients and third party payors on a regular basis. Such discussions will continue as the Company seeks to maximize hospital reimbursement for Procuren and other wound care services. Although no individual coverage and reimbursement decision is material to the Company, a widespread denial of reimbursement coverage for Procuren or other services would have a material adverse effect on the Company's business, financial position and results of operations.

       There are increasing public and private sector pressures to contain health care costs and to restrict rates for medical services. Continuing budgetary constraints at both the federal and state level have led, and are likely to continue to lead, to significant reductions in government and other third party reimbursements for medical charges and to the negotiation of reduced contract rates or capitated or other financial risk-shifting payment systems by third party payors with service providers. There can be no assurance that the payments under governmental and private third party payor programs will remain at levels comparable to present levels. Changes in reimbursement regulations, policies, practices, interpretations or statutes that place material limitations on reimbursement accounts or practices could adversely effect the Company's business, financial position and results of operations.

Government Regulation of the Company's Wound Care Operations

       The Company's Wound Care Centers and the production and marketing of its products and services are subject to extensive regulation by numerous governmental authorities in the United States, both federal and state. Although the Company believes that it is currently in compliance with applicable laws, regulations and rules, some of such laws are broadly written and subject to little or no interpretation by courts or administrative authorities. Hence, there can be no assurance that a third party or governmental agency will not contend that certain aspects of the Company's operations or procedures are subject to or are not in compliance with such laws, regulations or rules or that the state or federal regulatory agencies or courts would interpret such laws, regulations and rules in the Company's favor. The sanctions for failure to comply with such laws, regulations or rules could include denial of the right to conduct business, significant fines and criminal penalties. Additionally, an increase in the complexity or substantive requirements of such laws, regulations or rules could have a material adverse effect on the business, financial position and results of operations of the Company.

       Various state and federal laws regulate the relationships between providers of health care services and physicians and other clinicians, including employment or service contracts, investment relationships and referrals for certain designated health services. These laws include the fraud and abuse provisions and referral restrictions of the Medicare and Medicaid statutes, which prohibit the solicitation, payment, receipt or offering of any direct or indirect remunerations for the referral of Medicare and Medicaid patients or for the ordering or providing of Medicare or Medicaid covered services, items or equipment. Violations of these provisions may result in civil or criminal penalties for individuals or entities including exclusion from participation in the Medicare or Medicaid programs. Several states have adopted similar laws that cover patients in private programs as well as government programs. Because the anti-fraud and abuse laws have been broadly interpreted, they limit the manner in which the Company can operate its business and market its services to, and contract for services with, other health care providers. No assurance can be given regarding compliance in any particular factual situation, as there is no procedure for advisory opinions from government officials.

       Additionally, federal and some state laws impose restrictions on physicians' referrals for certain designated health services to entities with which they have financial relationships. The Company believes its operations are structured to comply with these restrictions to the extent applicable. However, there are efforts to expand the scope of these referral restrictions. Federal legislation is being considered to expand current law from its application to Medicare and Medicaid business to all payors, and to additional health services. Certain states are considering adopting similar restrictions or expanding the scope of existing restrictions. There can be no assurance that the federal government or other states in which the Company operates will not enact similar or more restrictive legislation or restrictions that could under certain circumstances limit the manner in which the Company can operate its business and have a negative impact on the Company's business, financial condition and results of operations.

Patents and Proprietary Rights

     The Company's success depends in part on its ability to enforce patents, maintain trade secret protection and operate without infringing on or violating the proprietary rights of third parties. One U.S. patent has issued, and one additional application for a patent in the United States has been filed, relating to the manufacture and use of Procuren for wound care. There can be no assurance that any pending patent applications will be approved or that any issued patents will provide the Company with competitive advantages in the future or will not be challenged by any third parties or, if involved in a challenge, will be found valid and infringed. Furthermore, there can be no assurance that others will not independently develop products similar to Procuren or design around the patents. The issued U.S. patent is jointly owned by the University of Minnesota and the Company. The joint interest of the University of Minnesota is licensed exclusively to the Company under a paid in full, royalty free arrangement. The U.S. government has a nonexclusive grant back license under the issued U.S. patent for all government purposes. The additional pending U.S. application is owned by the Company and is not subject to the government grant back license.

     Litigation, which could result in substantial costs to the Company, may be necessary to enforce patents issued or licensed to the Company or to determine the scope and validity of third-party proprietary rights. If competitors of the Company prepare and file patent applications in the United States that claim technology also claimed by the Company, the Company may have to participate in interference proceedings declared by the U.S. Patent and

Trademark Office to determine priority of invention, which could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company. An adverse outcome of any such litigation or interference proceeding could subject the Company to significant liabilities to third parties, cause the loss of rights the Company relies on for competitive advantage, require disputed rights to be licensed from third parties or require the Company to cease using technology owned by a third party. The Company is aware of a limited number of physicians who appear to be utilizing an autologous platelet extract for the treatment of chronic wounds.

     In addition to patent protection, the Company also relies on trade secrets, proprietary know-how and technological advances which it seeks to protect, in part, by confidentiality agreements with its employees, consultants and other parties with whom it does business. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others. See "Business -- Patents and Proprietary Rights."

Risk of Professional, Product and Hazardous Substance Liability; Availability of Insurance

     The provision of medical services entails an inherent risk of professional malpractice and other similar claims. In connection with the provision of its wound care products and services, the Company does not control or direct the practice of medicine by physicians and does not assume responsibility for compliance with certain regulatory and other requirements directly applicable to physicians and physician groups; however, there can be no assurance that claims, suits or complaints relating to medical services and products provided by physicians in connection with one of the Company's Wound Care Centers or inpatient wound care programs will not be asserted against the Company in the future. Moreover, as the owner and operator of freestanding outpatient Wound Care Centers, the Company will be subject to increased risk of professional liability with respect to the medical services provided at those Wound Care Centers.

     The production, marketing and sale of Procuren entails an inherent risk that product liability claims will be asserted against the Company. The Procuren production process generally involves extracting blood from a patient and using the platelets in the blood to stimulate the release of growth factors. Although the Company believes it takes the precautions required by applicable regulations to minimize risks of adverse reaction to Procuren and infectious disease transmission, these risks cannot be entirely eliminated. In the event of any such adverse reaction or infectious disease transmission, the Company could be held liable for any damages that result, and such liability could adversely affect the Company's business, financial condition and results of operations.

     The Company's operations involve the handling of bio-hazardous materials. Employees of the Company, like those of all companies that provide services dealing with human blood specimens, may be exposed to risks of infection from AIDS, hepatitis and other blood-borne diseases if appropriate laboratory practices are not followed. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental infection or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result, and such liability could adversely affect the Company's business, financial condition and results of operations.

     The Company's operations expose it to product and professional liability risks that are inherent in managing the delivery of wound care services, and the manufacturing and marketing of biologicals. The Company currently maintains professional and product liability insurance coverage of $10 million in the aggregate. There can be no assurance that coverage limits of such insurance would be adequate to protect the Company against any potential claims, including claims based upon the transmission of infectious disease, or otherwise. In addition, there can be no assurance that the Company will be able to obtain or maintain professional and product liability insurance in the future on acceptable terms or with adequate coverage against potential liabilities.

Competition

     In the market for disease management products and services, the Company faces competition from other disease management facilities, general health care facilities and service providers, pharmaceutical companies, biopharmaceutical companies and other competitors. Many of these companies have substantially greater capital resources and marketing staffs, and greater experience in commercializing products and services, than the Company. In addition, recently developed technologies, or technologies that may be developed in the future, are or may be the basis for products which compete with the Company's chronic wound care products. The Company is aware that other companies are developing products which may be in direct competition with Procuren. There can be no assurance that the Company will be able to enter into co-marketing arrangements with respect to these products, or that the Company will be able to compete effectively against such companies in the future.

Utilization of Net Operating Loss Carryforwards

       From its inception in 1984 through the year ended December 31, 1994, the Company incurred significant net operating losses. The Company recorded its first profitable year in the year ended December 31, 1995. As of March 31, 1996, the Company had an accumulated deficit of $28.1 million. Additionally, the Company had approximately $28 million of net operating losses and research credits as of December 31, 1995, which may be used to reduce taxable income and income taxes in future years. The utilization of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. The carryforwards begin to expire in 1999 and will expire through 2009. Additionally, based on ownership changes which occurred in connection with several rounds of private equity capital raised by the Company prior to its initial public offering in 1991, it is expected that the annual utilization of the otherwise available net operating loss carryforwards will be limited by the provisions of Section 382 of the Internal Revenue Code, as amended. As such, the Company may be restricted as to the utilization of its net operating loss carryforwards. There can be no assurance that the Company will be able to use all of its net operating loss carryforwards prior to their expiration. See Note G of Notes to Consolidated Financial Statements of the Company.

Dependence on Key Personnel

       The Company's success depends upon key management personnel, and the loss of their services could adversely affect the Company's business and prospects. In addition, the success of the Company will depend, among other things, upon the successful recruitment and retention of qualified personnel. Since December 31, 1993, the Company has lost six executive officers, including its chief executive officer, primarily due to the restructuring and realignment of the Company's business. The Company has been successful in recruiting replacements for these positions without experiencing a material adverse impact on its business; however, there can be no assurance that the Company will be able to retain all of its key management personnel or be successful in recruiting additional replacements should that become necessary.

Certain Anti-takeover Provisions

       Certain provisions of the Company's Fourth Restated Articles of Incorporation, as amended, and Amended and Restated By-Laws could have the effect of discouraging a third party from pursuing a non-negotiated takeover of the Company and preventing certain changes in control. These provisions include advance notice to the Board of Directors of stockholder proposals and stockholder nominees, limitations on the ability of stockholders to remove directors and call stockholders meetings, the requirement that vacancies in the Board of Directors may be filled only by a majority of the remaining directors and the ability of the Board of Directors to issue, without further stockholder approval, preferred stock with rights and privileges that could be senior to the Common Stock.

       The Company is subject to Minnesota statutes regulating business combinations and restricting voting rights of certain persons acquiring shares of the Company which may hinder or delay a change in control of the Company. In general, such statutes provide that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved in a prescribed manner. A "control share acquisition" is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power in the election of directors of 20% or more. Additionally, such statutes prohibit a public
Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who is the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and at any time within four years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock.

       In October 1995 the Company adopted a Shareholders Rights Plan (the "Plan"). The Plan is intended to encourage potential acquirors to negotiate with the Company's Board of Directors and to discourage coercive, discriminatory and unfair proposals. The Plan has certain anti-takeover effects, including the ability to cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company. As a result, the Plan could add substantially to the cost of acquiring the Company, and consequently could delay or prevent a change in control of the Company. These effects could adversely affect the market price for the Common Stock. See Note F of Notes to Consolidated Financial Statements of the Company.

Possible Volatility of Stock Price in the Public Market

       The market price of the Common Stock has experienced and may continue to experience substantial volatility. Many factors have influenced the Common Stock price in the past, including the Company's history of losses, its financial position, management changes, negative publicity from the legal actions brought against the Company and failure of management to achieve new biopharmaceutical product development goals. Announcements of technological innovations or new products or services by the Company or its competitors, developments or disputes concerning patents or proprietary rights, regulatory developments and economic and other external factors, as well as periodic fluctuations in the Company's financial results, may have a significant impact on the market price of the Common Stock. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. These fluctuations could adversely affect the market price of the Common Stock.

                                   THE COMPANY

       The Company, a Minnesota corporation, was organized in 1984 under the name CuraTech, Inc. and changed its name to Curative Technologies, Inc. in March 1990 and to Curative Health Services, Inc. in June 1996. The Company's principal offices are located at 14 Research Way, East Setauket, New York 11733-9052 and its telephone number at that location is (516) 689-7000.

                                 USE OF PROCEEDS

       The net proceeds to the Company from the sale of the Common Stock being offered hereby are estimated to be $32,850,000 ($37,825,000 if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $23.50 per share and after deducting underwriting discounts and commissions and estimated offering expenses.

       The Company intends to use the net proceeds for working capital and other general corporate purposes, including to finance the development of (i) new wound care programs and (ii) systems to support the Company's managed care marketing capabilities by analyzing and comparing the outcome and cost of the Company's wound care programs with alternative treatments and technologies available to the Company's customers. The Company also may use a portion of the net proceeds to acquire disease management businesses, products or technologies complementary to the Company's business, although it has no present definitive agreement or letter of intent with respect to any such acquisition.

       Pending application of the net proceeds as described above, the Company intends to invest the net proceeds of this offering in short-term, interest bearing, investment-grade securities.

                           PRICE RANGE OF COMMON STOCK

       The Common Stock of the Company trades under the symbol "CURE" on the Nasdaq National Market. The following table sets forth the high and low last sale prices of the Common Stock for each of the periods indicated.

                                                           High           Low
                                                          -------       -------
         1994
         First Quarter  ..............................    $ 6 1/2       $ 3 1/2
         Second Quarter ..............................      4             2
         Third Quarter ...............................      3 1/2         1 5/8
         Fourth Quarter ..............................      5             2 1/2

         1995
         First Quarter ...............................      5 3/8         3 7/16
         Second Quarter ..............................      9 3/8         5
         Third Quarter ...............................     17             8 3/8
         Fourth Quarter ..............................     16 3/8        12

         1996
         First Quarter ...............................     21 3/8        13 1/4
         Second Quarter (through June 26, 1996).......     28            17

       On June 26, 1996, the last sale price of the Common Stock as reported on the Nasdaq National Market was $23.50. As of June 26, 1996, there were 301 owners of record of Common Stock.

                                 CAPITALIZATION

       The following table sets forth the capitalization of the Company as of March 31, 1996, and as adjusted to give effect to the sale by the Company of the 1,500,000 shares of Common Stock offered hereby (assuming a public offering price of $23.50 per share) and the receipt of the net proceeds therefrom. The following table should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this Prospectus. See "Use of Proceeds."

                                                                                                     March 31, 1996
                                                                                              -----------------------------
                                                                                              Actual               As Adjusted
                                                                                           ------------           ------------
                                                                                                     (In thousands)

    Short-term debt.............................................................             $     --                $     --
    Long-term debt..............................................................                1,000(1)                1,000
    Stockholders' equity:
      Preferred Stock, $.01 par value per share;
        10,000,000 shares authorized; none issued...............................                   --                      --
      Preferred Stock, Series A Junior Participating,
        $.01 par value per share ; 500,000 shares authorized;
        none issued ............................................................                   --                      --
      Common Stock, $.01 par value per share;
        50,000,000 shares authorized;
        10,500,431 shares issued and outstanding, actual;
        12,000,431 shares issued and outstanding,
        as adjusted (2).........................................................                  105                     120
      Additional paid in capital ...............................................               45,830                  78,665
      Deficit ..................................................................              (28,052)                (28,052)
      Subscription receivable ..................................................                  (42)                    (42)
                                                                                             --------                --------
        Total stockholders' equity .............................................               17,841                  50,691
                                                                                             --------                --------
            Total capitalization................................................             $ 18,841                $ 51,691
                                                                                             ========                ========

- ------------

(1) Includes the Company's guarantee of up to $1.0 million of its former German subsidiary's revolving credit facility. See Note H of Notes to Consolidated Financial Statements of the Company.

(2) Does not include 271,126 shares of Common Stock issuable upon the exercise of options outstanding as of March 31, 1996 under the Company's stock option plans.

                                 DIVIDEND POLICY

       The Company has never paid cash dividends on its capital stock and does not anticipate paying any such dividends in the foreseeable future. The Company currently intends to retain future earnings, if any, to finance the growth and development of its business. Any future determination to pay dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                      SELECTED CONSOLIDATED FINANCIAL DATA

       The following table sets forth selected consolidated financial data and other operating information of the Company. The selected consolidated financial data for the five years ended December 31, 1995 are derived from the consolidated financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors. The consolidated financial data for the three month periods ended March 31, 1995 and 1996 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of its results of operations for these periods. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results to be expected for the entire year ending December 31, 1996. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the consolidated financial statements, related notes and other financial information included elsewhere in this Prospectus.

                                                                                                                    Quarter Ended
                                                                   Year Ended December 31,                            March 31,
                                                  --------------------------------------------------------        ------------------
                                                  1991         1992         1993         1994         1995        1995        1996
                                                  ----         ----         ----         ----         ----        ----        ----
                                                             (In thousands, except per share and operating data)
Statement of Operations Data:
Revenues ...................................    $ 19,527     $ 24,572     $ 31,265     $ 40,567     $ 52,442    $ 12,007    $ 14,917
Costs and operating expenses:
  Costs of product sales
    and services ...........................       8,462       11,833       15,970       19,688       25,253       6,111       8,335
  Selling, general and
    administrative .........................       8,654       10,911       12,717       15,967       19,145       4,247       4,752
  Research and development .................       5,079        6,667        7,852        6,480        4,143       1,198        --
  Restructuring charge .....................        --           --           --          1,684         --          --          --
                                                --------     --------     --------     --------     --------    --------    --------
Total costs and operating
  expenses .................................      22,195       29,411       36,539       43,819       48,541      11,556      13,087
                                                --------     --------     --------     --------     --------    --------    --------
Income (loss) from continuing
  operations before interest
  income and minority interest .............      (2,668)      (4,839)      (5,274)      (3,252)       3,901         451       1,830
Interest income ............................         718          998          549          306          528          97         183
Minority interest in net loss
  of consolidated subsidiary ...............         359          166          336          218         --          --          --
                                                --------     --------     --------     --------     --------    --------    --------
Income (loss) from
  continuing operations ....................      (1,591)      (3,675)      (4,389)      (2,728)       4,429         548       2,013
Income (loss) from
  discontinued operations ..................        --             26         (188)      (4,545)        --          --          --
                                                --------     --------     --------     --------     --------    --------    --------
Income (loss) before
  income taxes .............................      (1,591)      (3,649)      (4,577)      (7,273)       4,429         548       2,013
Income taxes ...............................        --           --           --           --            219          34         140
                                                --------     --------     --------     --------     --------    --------    --------
Net income (loss) ..........................    $ (1,591)    $ (3,649)    $ (4,577)    $ (7,273)    $  4,210    $    514    $  1,873
                                                ========     ========     ========     ========     ========    ========    ========
Net income (loss) per common
 and common equivalent share from:
    Continuing operations ..................    $   (.20)    $   (.37)    $   (.44)    $   (.27)    $    .39    $    .05    $    .17
    Discontinued operations ................        --           --           (.02)        (.46)        --          --          --
                                                --------     --------     --------     --------     --------    --------    --------
        Total ..............................    $   (.20)    $   (.37)    $   (.46)    $   (.73)    $    .39    $    .05    $    .17
                                                ========     ========     ========     ========     ========    ========    ========
Weighted average common and
  common equivalent
  shares outstanding .......................       8,085        9,889        9,904        9,958       10,768      10,182      11,315
Operating Data:
Wound care facilities at
  end of period ............................          34           42           56           63           84          67          89
Number of new patients .....................       8,337       11,508       16,235       22,529       30,023       6,895       8,683


                                                                                December 31,                               March 31,
                                                     ----------------------------------------------------------------      ---------
                                                       1991          1992          1993          1994          1995          1996
                                                     --------      --------      --------      --------      --------      ---------
Balance Sheet Data:
Working capital ................................     $ 24,410      $ 19,128      $ 11,709      $  7,267      $ 12,575      $ 14,743
Total assets ...................................       32,459        29,074        25,278        18,592        25,030        26,313
Long-term debt (including capital
  lease obligations) ...........................          343           202           515         1,254         1,198         1,155
Deficit ........................................      (18,636)      (22,285)      (26,862)      (34,135)      (29,925)      (28,052)
Stockholders' equity ...........................       25,057        21,439        16,837         9,778        15,611        17,841

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

Overview

     The Company's principal business is the delivery of chronic wound care services through its nationwide network of Wound Care Centers located in or near acute care hospitals. Substantially all of the Company's revenues are currently generated under its contracts with acute care hospitals for the management of chronic wound care programs and the production of Procuren. The Company currently markets two types of Wound Care Center management contracts to hospitals: a management model and an "under arrangement" model.

     In the management model, the Company provides management and support services for a chronic wound care facility owned or leased by the hospital and staffed by employees of the hospital, and generally receives a fixed monthly management fee and a variable case management fee. In the "under arrangement" model, the Company provides management and support services, as well as the clinical and administrative staff, for a chronic wound care facility owned or leased by the hospital, and generally receives fees based on the services provided to each patient. In both models, physicians remain independent, and the Company recruits and trains the physicians and staff associated with the Wound Care Center. In addition, in both models, the Company receives fees for the production of Procuren based on utilization.

     Of the 89 hospital outpatient Wound Care Centers in operation as of March 31, 1996, 79 were management model Wound Care Centers, and 10 were "under arrangement" model Wound Care Centers. The Company's fees under its management contracts with acute care hospitals are paid by the hospitals directly. See "Business--Third Party Reimbursement."

     The Company is currently expanding its chronic wound care operations into new health care delivery settings, including inpatient facilities and freestanding Wound Care Centers owned and operated by the Company. Although these new models accounted for less than 2% of the Company's revenues in the first quarter of 1996, the Company anticipates that the percentage of its revenues attributable to these and other new models will increase in the future as the Company expands its services across the continuum of care for wound management. These new models are still in the development phase; however, the Company anticipates that the nature of the revenues produced by and risks associated with these new models may not be the same as those associated with its current business.

Business Restructuring and Realignment

     During 1994, the Company realigned its business strategy to focus on developing and expanding its growing wound care business while narrowing the focus and scope of research and development of new biopharmaceutical products. The primary goal of the Company's new strategy is to be profitable and enhance the Company's long term growth potential by devoting financial and organizational resources to expand its national network of Wound Care Centers. In order to ensure that sufficient resources were available to pursue this strategy, a restructuring of Company activities was implemented. The restructuring included a significant reduction in research and development activities, including the termination of 15 research personnel and the termination of outside research contracts related to new drug discovery efforts. Additionally, the Company reduced its European development activities with the termination of four people responsible for the development of strategic alliances for future products. These changes enabled the Company to significantly reduce research and development expenditures from $7.9 million in 1993 to $4.1 million in 1995. The 1994 restructuring also included the discontinuation of the Company's business of establishing a wound care program in a comprehensive outpatient rehabilitation facility and the write-off of receivables related to this business.

     In the Company's continuing effort to focus on its wound care service business, during the second quarter of 1995 the Company instituted a further realignment of its business activities which included the discontinuation of all new product research and development. The Company's research and development activities are now committed to the technical support of Procuren. Additionally, the Company completed the divestiture of its European operations with the sale of its majority-owned German subsidiary.

     Effective January 1, 1994, the Company divested a wholly-owned subsidiary, UltraMed, Inc. ("UltraMed"), through the sale of UltraMed's outstanding capital stock. As a result, financial statements for 1993 have been restated to account for UltraMed's financial results as discontinued operations. The following discussion, including amounts and percentages, reflect only the Company's continuing operations, except as otherwise noted.

Results of Operations

     The following table shows the results of operations of the Company as a percentage of revenues for the periods indicated:

                                                                                              Quarter Ended
                                                           Year Ended December 31,              March 31,
                                                           ------------------------          --------------
                                                         1993        1994       1995        1995        1996
                                                         -----       -----      -----       -----       -----
Revenues .............................................  100.0%     100.0%      100.0%      100.0%      100.0%
Costs and operating expenses:
  Costs of product sales and services ................   51.1       48.5        48.2        50.9        55.9
  Selling, general and administrative.................   40.7       39.4        36.5        35.4        31.9
  Research and development ...........................   25.1       16.0         7.9        10.0          --
  Restructuring charge ...............................     --        4.2          --          --          --
                                                        -----      -----       -----       -----       -----
        Total costs and operating expenses ...........  116.9      108.0        92.6        96.2        87.7
Interest income and minority interest in net loss
  of consolidated subsidiary..........................    2.8        1.3         1.0          .8         1.2
Income (loss) from continuing operations..............  (14.0)      (6.7)        8.4         4.6        13.5


   First Quarter 1995 vs.  First Quarter 1996

     The Company's revenues increased from $12.0 million in the first quarter of 1995 to $14.9 million in the first quarter of 1996, a 24% increase. The increased revenue is primarily attributable to the operation of 67 wound care facilities at the end of the first quarter of 1995 compared with 89 at the end of the first quarter of 1996 and a 13% increase in revenues at existing wound care facilities related to higher patient volume. Total new patients to the wound care facilities increased 26% from 6,895 in the first quarter of 1995 compared to 8,683 in the first quarter of 1996. The total number of patients receiving Procuren therapy increased 11% from 1,571 in the first quarter of 1995 compared to 1,745 in the first quarter of 1996; however, the percentage of patients receiving Procuren decreased from 23% in the first quarter of 1995 to 20% in the first quarter of 1996. The Company believes that this decrease is attributable primarily to an increase in the percentage of less severe chronic wounds being treated at the Company's Wound Care Centers, for which physicians are less likely to prescribe Procuren, as well as a lack of available reimbursement for Medicare patients. The Company believes that this shift in the severity of the wounds treated at a Wound Care Center occurs as the local medical community becomes familiar with the services offered by the Wound Care Center and refers a broader range of chronic wound patients to the Wound Care Center for treatment. The Company anticipates that the percentage of patients receiving Procuren will continue to decline gradually in the future. The rate of this decline also may increase as the number of inpatient programs managed by the Company increases, because a large percentage of the inpatient chronic wounds are due to pressure sores which tend to be less severe than the chronic wounds of outpatients treated at the Wound Care Centers.

     Costs of product sales and services increased from $6.1 million in the first quarter of 1995 to $8.3 million in the first quarter of 1996, a 36% increase. The first quarter of 1995 total includes $0.6 million of research and development expenses which were reported as technical service costs for the first quarter of 1996. Excluding technical services costs, the increase in cost of product sales and services from the first quarter of 1995 to the first quarter of 1996 was 27%. The increase is attributable to additional staffing and operating expenses of approximately $1.3 million associated with the operation of 22 additional wound care facilities at the end of the first quarter of 1996, as well as increased volume at existing wound care facilities. Additionally, these 22 facilities include four freestanding Wound Care Centers and three additional under arrangement Wound Care Centers at which the services component of costs is higher than at the Company's other facilities due to the additional clinical staffing and expenses that these models require. As compared with the first quarter of 1995, the higher services components at these facilities accounted for an additional $0.4 million of the increase in product costs and services for the first quarter of 1996. As a percentage of revenues, costs of product sales and services (excluding technical services) was 51% in the first quarter of 1995 compared with 52% in the first quarter of 1996. The increase is attributable to new Wound Care Centers which include a higher service component.

     Selling, general and administrative expenses increased from $4.2 million in the first quarter of 1995 to $4.8 million in the first quarter of 1996, a 12% increase. The increase is attributable to additional staffing and operating expenses of approximately $1.0 million associated with the growth in the wound care business particularly related to field support departments, offset by a $0.5 million decrease in expenses related to European operations which were discontinued in second quarter of 1995. As a percentage of revenues, selling, general and administrative expenses were 35% in the first quarter of 1995 compared with 32% in the first quarter of 1996. The decrease is attributable to the discontinuation of the European operations as well as the ability of the Company to obtain leverage by spreading the costs of its overhead structure over a broader revenue base.

     Research and development expense was $1.2 million for the first quarter of 1995. The Company did not incur any research and development expenses in the first quarter of 1996 since it discontinued all new product research and development in the second quarter of 1995. Technical service costs associated with the support of Procuren are classified as a cost of product sales.

     Net income improved from $0.5 million or $.05 per share in the first quarter of 1995 to $1.9 million or $.17 per share in the first quarter of 1996. The increase in earnings of $1.4 million is primarily attributable to savings of approximately $0.6 million related to the discontinuation of new product research and development, the termination of European operations and an improvement in operating margins associated with the revenue growth and economies of scale achieved from market growth.


   Fiscal Year 1994 vs. Fiscal Year 1995

     The Company's revenues increased from $40.6 million in 1994 to $52.4 million in 1995, a 29% increase. The increase in revenues in 1995 over 1994 is primarily attributable to the operation of 84 wound care facilities at the end of 1995 compared with 63 at the end of 1994 and a 13% increase in revenues at existing wound care facilities related to volume increases. Total new patients to the wound care facilities increased 33% from 22,529 in 1994 compared to 30,023 in 1995. The total number of new patients receiving Procuren therapy increased 16% from 5,899 in 1994 compared to 6,854 in 1995; however, the percentage of patients receiving Procuren decreased from 26% in 1994 to 23% in 1995. The Company believes that this decrease occurs as the local medical community becomes familiar with the services offered by a Wound Care Center and refers a broader range of chronic wound patients to the Wound Care Center for treatment, including more patients with less severe wounds which are less likely to be treated with Procuren, as well as a lack of available reimbursement for Medicare patients.

     Costs of product sales and services increased from $19.7 million in 1994 to $25.3 million in 1995, a 28% increase. Compared to 1994, the increase is attributable to additional staffing and operating expenses of approximately $4.8 million associated with the operation of the additional 21 wound care facilities in 1995 and increased volume at existing wound care facilities. Additionally, the operation of an additional five Procuren production facilities and volume increases at existing production facilities increased costs approximately $0.6 million. As a percentage of revenues, costs of product sales and services was 49% in 1994 compared to 48% in 1995. The decrease is due to the economies of scale associated with the revenue growth.

     Selling, general and administrative expenses increased from $16.0 million in 1994 to $19.1 million in 1995, a 20% increase. The increase is primarily attributable to additional staffing and operating expenses of approximately $2.3 million associated with the growth in the wound care business particularly related to field support departments. Additionally, approximately $0.5 million of the increase is attributable to provisions recorded related to the Company's guarantee of the obligations of UltraMed. See Note K of Notes to Consolidated Financial Statements of the Company. Further, legal expenses increased $0.4 million related to legal proceedings, increase in contracting issues and general corporate matters. As a percentage of revenues, selling, general and administrative expenses were 39% in 1994 compared to 37% in 1995. The decrease reflects the Company's ability to obtain leverage by spreading the costs of its overhead structure over a broader revenue base.

     Research and development expenses decreased from $6.5 million in 1994 to $4.1 million in 1995, a 36% decrease. The decrease was attributable to the corporate restructuring of research and development implemented in 1994, including the discontinuation of new biopharmaceutical drug discovery efforts resulting in a reduction in staffing and operating expenses of approximately $1.7 million. Additionally, during 1995 the Company implemented a further realignment of its research and development activities which included discontinuation of the CT-102 and CT-112 product development programs. The Company's product development activities are now committed to the technical support of Procuren.

     Income (loss) from continuing operations improved from a $2.7 million loss in 1994 to net income of $4.4 million in 1995. The $7.1 million improvement was attributable to a reduction in research and development of $2.3 million, a restructuring charge in 1994 totalling $1.7 million and an improvement in operating margin associated with the revenue growth and economies of scale achieved from market growth.

   Fiscal Year 1993 vs. Fiscal Year 1994

     The Company's revenues increased from $31.3 million in 1993 to $40.6 million in 1994, a 30% increase. The increase in revenues was primarily attributable to the operation of 56 wound care facilities in 1993 compared with 63 in 1994 and a 15% increase in revenues at existing wound care facilities. Total new patients to the wound care facilities increased 39% from 16,235 in 1993 compared to 22,529 in 1994. The total number of new patients receiving Procuren therapy increased 17% from 5,050 in 1993 compared to 5,899 in 1994; however, the percentage of patients receiving Procuren decreased from 31% in 1993 to 26% in 1994. The Company believes that this decrease occurs as the local medical community becomes familiar with the services offered by a Wound Care Center and refers a broader range of chronic wound patients to the Wound Care Center for treatment, including more patients with less severe wounds which are less likely to be treated with Procuren.

     Costs of product sales and services increased from $16.0 million in 1993 to $19.7 million in 1994, a 23% increase. The increase was attributable to additional staffing and operating expenses of approximately $3.0 million associated with the operation of seven additional wound care facilities and increased volume at existing wound care facilities. Additionally, increased staffing and volume increases at existing production facilities increased costs approximately $0.7 million. As a percentage of revenues, costs of product sales and services was 51% in 1993 compared to 49% in 1994. The decrease was due to the economies of scale associated with the revenue growth.

     Selling, general and administrative expenses increased from $12.7 million in 1993 to $16.0 million in 1994, a 26% increase. The increase was primarily attributable to staffing and operating expenses of approximately $0.9 million associated with the growth in the wound care business particularly related to field support departments, increased costs of approximately $0.8 million related to European development activities prior to the restructuring and an increase in legal costs of approximately $0.4 million associated with the Company's legal proceedings. Additionally, the Company recorded approximately $0.7 million in provisions related to its guarantee of the obligations of UltraMed. See Note K of Notes to the Consolidated Financial Statements of the Company. As a percentage of revenues, selling, general and administrative expenses were 41% in 1993 compared to 39% in 1994. The decrease reflects the Company's ability to obtain leverage by spreading the costs of its overhead structure over a broader revenue base.

     Research and development expenses decreased from $7.9 million in 1993 to $6.5 million in 1994, a 17% decrease. The decrease was attributable to the corporate restructuring of research and development implemented in June 1994, including the discontinuation of new biopharmaceutical drug discovery efforts resulting in a reduction of approximately $1.1 million in staffing and operating expenses. Additionally, the completion of various preclinical studies of CT-112 and a reduction in the outside clinical investigator costs associated with CT-102 clinical studies in the United States contributed to the reduction.

     During the second quarter of 1994 the Company announced a restructuring of the Company to focus on developing and expanding its growing wound care business while narrowing the focus and scope of research and development activities. As a result of this restructuring, the Company recorded a charge of $1.7 million. The restructuring charge included approximately $0.5 million for employee severance and related costs, $0.4 million related to property and equipment write-offs, $0.4 million related to research contract terminations, $0.1 million in provisions for leases and other facility obligations and $0.1 million for legal and other professional fees associated with the restructuring and reorganization of the Company's operations. Additionally, a charge of $0.2 million was recorded for the provision for an uncollectible receivable associated with the Company's efforts to establish a wound care program in a comprehensive outpatient rehabilitation facility. The employee severance costs principally covered the termination of 15 persons in research and development and four persons employed in its European development activities. The research contracts terminated in the restructuring were with outside research firms and related to the Company's new drug discovery efforts which were terminated.

     Net loss from continuing operations decreased from $4.4 million in 1993 to $2.7 million in 1994. The $1.7 million improvement was attributable to increased revenues and the associated improvement in operating margins, as well as the impact the restructuring had since its implementation.

     Interest income decreased from $0.5 million in 1993 to $0.3 million in 1994. The decrease was due to lower quarterly balances of cash, cash equivalents and marketable securities held-to-maturity.

     Loss from discontinued operations included a second quarter charge of $4.5 million principally related to the impairment of the note receivable recorded by the Company at December 31, 1993 in connection with its sale of its former subsidiary, UltraMed. Due to changes in Medicare reimbursement rates and the U.S. Department of Justice action relating to the lawsuit discussed in Note J of Notes to the Consolidated Financial Statements of the Company, the business of UltraMed was adversely affected. The Company believes that in view of these events, the likelihood of collectibility of the promissory note due from UltraMed was remote.


Liquidity and Capital Resources

     Working capital was $12.6 million at December 31, 1995 and $14.7 million at March 31, 1996. Total cash, cash equivalents and marketable securities held-to-maturity as of March 31, 1996 was $13.3 million and was invested primarily in highly liquid money market funds, commercial paper and government securities. The ratio of current assets to current liabilities increased from 2.5:1 at December 31, 1995 to 3.0:1 at March 31, 1996. The increase in working capital and improvement in the ratio of current assets to current liabilities was primarily attributable to the net income for the quarter.

     Cash flows provided by operations for 1995 and the first three months of 1996 totalled $5.9 million and $1.0 million, respectively, primarily attributable to the net income for the period. Cash flows used in investing activities totalled approximately $8.8 million primarily attributable to the excess of purchases of marketable securities held to maturity over sales of $6.6 million and capital expenditures including furniture, equipment and leasehold improvements of $2.0 million. Cash flows used in investing activities during the first three months of 1996 totalled $0.2 million primarily attributable to capital equipment expenditures. Cash flows provided by financing activities totalled $1.3 million for 1995 and $0.3 million during the first three months of 1996 primarily attributable to proceeds from the exercise of stock options.

     During 1995 the Company experienced an increase of $1.5 million in accounts receivable primarily due to the increase in revenues, although the average number of days receivables were outstanding declined from 59 days in 1994 to 53 days in 1995. Further, the Company's accounts payable and accrued expenses increased $1.3 million primarily attributable to the increase in operating expenses.

     During the first quarter of 1996, the Company experienced a $0.2 million increase in accounts receivable primarily due to the increase in revenues, although the average number of days receivables were outstanding declined from 53 days as of December 31, 1995 to 52 days as of March 31, 1996. Further, compared to December 31, 1995, the Company's accounts payable and accrued expenses decreased $0.9 million as of March 31, 1996 which was primarily attributable to the payment of accrued incentive compensation.

     In June 1995, the Company renewed a revolving line of credit of $2 million at an interest rate of prime plus 1.75%, renewable June 30, 1996. The line is secured by the Company's accounts receivable. As of March 31, 1996 there was no balance outstanding.

     In May 1995, the Company sold its 62% interest in its majority owned German subsidiary to the subsidiary's general manager. In connection with the sale, the Company made a working capital commitment of 0.5 million Deutsche Mark (dm) which was paid in 1995. Additionally, the Company is entitled to future contingent payments of 30% of the subsidiary's profits up to 0.5 million dm. Additionally, there are contingent payments of approximately 1.0 million dm due the Company representing previously advanced intercompany loans. Since the subsidiary had a history of operating losses, the Company has not recorded any amounts due from the subsidiary. Further, the Company remains a guarantor of the former subsidiary's revolving credit facility of 1.4 million dm (approximately $1 million) and is obligated for any related interest payments.

     At December 31, 1995, the Company had available approximately $28 million of net operating loss carryforwards and research credits for federal income tax purposes. Pursuant to the Tax Reform Act of 1986, the Company believes that the use of these net operating loss carryforwards in any particular year may be limited as a result of changes in ownership which occurred in prior periods. See Note G of Notes to Consolidated Financial Statements of the Company.

     The Company's longer term cash requirements include working capital for the further expansion of its wound care business. Other cash requirements are anticipated for capital expenditures in the normal course of business. The Company expects that, based on its current business plan, its existing cash, cash equivalents and marketable securities will be sufficient to satisfy its currently anticipated working capital needs. The Company anticipates that the net proceeds of the shares offered hereby will be sufficient to finance the development of (i) new wound care programs and (ii) systems to support the Company's managed care marketing capabilities. The effects of inflation and foreign currency translation risks are considered immaterial.

Quarterly Results of Operations

     The table below sets forth certain selected unaudited financial information of the Company for the quarters indicated.

                                                                                 Quarter Ended
                                            ----------------------------------------------------------------------------------------
                                            Mar. 31   June 30   Sept. 30   Dec. 31   Mar. 31   June 30  Sept. 30   Dec. 31   Mar. 31
                                             1994       1994      1994      1994      1995      1995      1995      1995      1996
                                            ------     ------    -------   -------   -------   -------   -------   -------   -------
                                                                      (In thousands, except per share data)
Statement of Operations Data:
Revenues ...............................    $8,891     $9,566    $10,535   $11,575   $12,007   $12,922   $13,322   $14,191   $14,917
Costs and operating expenses:
  Costs of product sales and
    services ...........................     4,658      4,780      5,059     5,191     6,111     6,158     6,341     6,643     8,335
  Selling, general and
    administrative .....................     3,467      3,763      3,883     4,854     4,247     4,890     4,882     5,126     4,752
  Research and development .............     1,743      1,889      1,504     1,344     1,198     1,196       921       828        --
  Restructuring charge .................        --      1,684         --        --        --        --        --        --        --
Income (loss) from continuing
  operations before interest
  income and minority interest .........      (977)    (2,550)        89       186       451       678     1,178     1,594     1,830
Net income (loss) from continuing
  operations ...........................      (875)    (2,313)       185       275       514       794     1,284     1,618     1,873
Net income (loss) per share
  from continuing operations ...........      (.09)      (.23)       .02       .03       .05       .08       .12       .14       .17
Weighted average common and
  common equivalent shares
  outstanding ..........................     9,909      9,928     10,021    10,081    10,182    10,391    11,065    11,163    11,315

                                    BUSINESS

General

     Curative Health Services, Inc. is a leading disease management company in the chronic wound care market. Currently, the Company manages, on behalf of hospital clients, a nationwide network of Wound Care Centers that offers a comprehensive range of services which enable the Company to provide customized wound care. The Company's Wound Management Program consists of diagnostic and therapeutic treatment regimens which are designed to meet each patient's specific wound care needs on a cost effective basis. The Company's treatment regimens are based on critical pathways designed for wound healing. The Company has a proprietary database of patient outcomes that the Company has collected since 1988 containing approximately 100,000 patient records which indicate an overall healing rate of approximately 80% for patients completing therapy. The Company's Wound Care Center network consists of 89 outpatient clinics located on or near campuses of acute care hospitals in 29 states. The Company is developing new service models for other health care delivery settings and currently manages five wound care programs at subacute and long term acute care facilities and operates four freestanding Wound Care Centers.

     The Company believes that the high degree of specialization and expertise offered by the Wound Care Centers provide benefits: (i) to patients through superior wound care, thus enhancing their quality of life, in many cases, allowing them to avoid amputation; (ii) to affiliated hospitals by enabling them to differentiate themselves from their competitors through better wound care treatment outcomes, to reduce costs by decreasing inpatient lengths of stay and to increase revenue through the introduction of new patients; (iii) to affiliated physicians by providing greater access to patients; and (iv) to insurers and managed care providers by offering a cost effective alternative to traditional wound care.

Industry

     Market Overview. Chronic wounds are common in patients with diabetes and venous stasis disease, as well as in patients who are immobilized and afflicted with pressure sores. A chronic wound generally is a wound which shows no signs of significant healing in four weeks or has not healed in eight weeks. The healing of a wound is dependent upon adequate blood flow to stimulate new cell growth and combat infection. When adequate blood flow does not occur, the healing process is retarded, often resulting in a chronic wound that can last for months or years. Without effective treatment, a chronic wound may lead to more severe medical conditions, such as infection, gangrene and amputation, which are costly to payors and impede the quality of life for the patient.

     According to Chronic Wound Care: A Clinical Source Book for Healthcare Professionals (Health Management Publications, 1990), it is estimated that at least three million people suffer from chronic wounds in the United States. Of the three million people with chronic wounds, an estimated 1.5 million have pressure sores, over 700,000 have diabetic ulcers, and over 600,000 suffer from venous stasis ulcers. Diabetic ulcers are responsible for 60,000 limb amputations each year, accounting for more than half of all such procedures not related to trauma. Venous stasis disease and pressure sores often afflict the elderly, who constitute the most rapidly growing segment of the U.S. population and account for a disproportionately large share of total U.S. heath care expenditures. It is estimated that the wound care segment of the U.S. health care industry generated $2 billion in expenditures in 1994. It is also anticipated that the wound care market will continue to grow due to the aging population and the increasing incidence of health disorders, such as diabetes, which may lead to chronic wounds.

     Traditional Approach to Chronic Wound Care. Traditional chronic wound care treatment, which is typically administered by a primary care physician, relies principally on cleansing and debriding the wound, controlling infection with antibiotics and protecting the wound. For example, topical or oral antibiotics are administered to decrease the bacterial count in the wound, protective dressings are used to decrease tissue trauma and augment repair and various topical agents are applied that chemically cleanse the wound and remove wound exudate. These passive treatments do not directly stimulate the underlying wound healing process. In many cases, the patient may have to see a number of health care professionals before effective treatment is received. In addition, under this traditional care model, patients must manage their own care, which often leads to non-compliance and treatment failure which may lead to infection, gangrene and amputation. Although wound care programs have begun to evolve to more specialized and aggressive treatment regimens, the Company believes that a significant medical need and market opportunity exists for products and services that improve and accelerate the wound healing process.

The Curative Approach to Chronic Wound Care

     The Company's Wound Management Program is a comprehensive array of diagnostic and therapeutic treatment regimens with all the components of care necessary to treat chronic wounds. The Company's Wound Management Program is administered primarily through the Company's nationwide network of Wound Care Centers. The Company believes the Wound Management Program provides a better approach to chronic wound management than the traditional approach, which the Company believes lacks comprehensive wound programs, effective technology, positive outcomes and cost efficiency. Each Wound Management Program offers its patients a multi-disciplinary team of health care professionals, including a medical director, surgeon, nurse, case manager, nutritionist and endocrinologist.

     In most cases, patients arriving at the Company's Wound Care Centers have been treated with traditional wound healing techniques, but continue to suffer from chronic wounds. In some cases, patients come to a Wound Care Center after they have received an opinion from their primary physician that limb amputation is required. Upon the commencement of treatment under the Company's Wound Management Program, medical personnel conduct a systematic diagnostic assessment of the patient. Specialized treatment protocols are then established for the patient, based on the underlying cause of the wound and the unique status of the patient. After the assessment phase, the course of treatment in the Wound Management Program may include revascularization, infection control, wound debridement, growth factor therapy, skin grafting, nutrition, protection devices, patient education, referrals, and effective management of care through patient/provider communications.

     To measure the effectiveness of the Company's Wound Management Program, the Company has developed a functional assessment scoring system to measure the healing of a wound. Under this system, a chronic wound is considered healed when
(i) it is completely covered by epithelium (i.e., a membranous cellular tissue that covers and protects a wound as it heals), (ii) maturing skin is present in the wound, (iii) there is minimal drainage from the wound, (iv) the wound requires only a protective dressing and (v) the limb involved is functional. The Company has a proprietary database of patient outcomes that the Company has collected since 1988 containing approximately 100,000 patient records which indicate an overall healing rate of approximately 80% for patients completing therapy.

     A unique aspect of the Company's Wound Management Program is the use of Procuren, the Company's proprietary wound healing agent which is used to treat approximately 20% of patients. Procuren is a naturally occurring complex mixture of several growth factors that promotes the growth of skin, soft tissue and blood vessels. Procuren is produced by stimulating the release of growth factors from platelets contained in the patient's own blood. Blood is taken from the patient at the treatment center and then sent to a Company-operated blood processing facility located in the same state where the patient's blood was drawn. To produce Procuren, the Company separates the platelets from the remainder of the blood sample. Thrombin, a substance in the body that is active in the wound healing process, is added to the platelets, causing the platelets to release growth factors. The platelet shells are discarded and the growth factors are diluted and placed in a buffered solution which is frozen until used. When required as part of the patient's wound care treatment program, Procuren is applied topically to the wound area by soaking a gauze dressing in the Procuren solution and covering the wound area with the gauze. Procuren, as part of a comprehensive treatment algorithm, has been used to treat over 31,000 patients to date. The Company believes that Procuren stimulates a normal wound healing response in patients with chronic wounds in much the same way as the body naturally initiates healing.

     Company-sponsored studies suggest that the use of Procuren as part of the Company's Wound Management Program is both efficacious and cost-effective. For example, a Company-sponsored retrospective study of patients with diabetic ulcers (who tend to have the most severe chronic wounds) published by CP Fylling and PC McKeown in 1990 found that the average charges for a conventional treatment program were $19,000 as compared to $14,000 for a specialized wound management program that included the use of Procuren. In addition to costing less, the specialized program had a healing rate of 79% as compared to 24% for patients enrolled in the conventional treatment program. Furthermore, 60% of the conventionally treated patients required amputations at the end of the study compared with only 19% in the specialized group of patients.

Strategy

     The Company's objective is to enhance its position as a leading disease management company in the chronic wound care market. The Company's growth strategy is to continue to improve and refine the Wound Management Program while broadening its delivery models to cover the entire continuum of care for wound management. Key elements of this strategy include:

     Continue to Develop the Company's Nationwide Network of Outpatient Wound Care Centers. The Company intends to continue to establish additional outpatient Wound Care Centers on or near the campuses of acute care hospitals. Despite the Company's rapid growth from 32 outpatient centers in 1991 to 89 outpatient centers as of March 31, 1996, the Company believes the opportunity for further growth remains substantial. The Company has identified over 300 additional markets in the United States which the Company believes have the population necessary to support a dedicated wound care program. The Company believes hospitals are continually seeking low cost, high quality solutions to wound management such as those provided by the Company. In addition, the Company believes it enables its hospital clients to differentiate themselves from their competitors through better wound care treatment outcomes, reduced costs due to decreased inpatient lengths of stay and increased revenue through the introduction of new patients. As a result, the Company believes there is a significant opportunity for the Company to continue to expand its Wound Care Center operations through affiliation with acute care hospitals.

     Develop New Service Models to Enhance Market Penetration. The Company is actively developing new service models in new health care delivery settings such as inpatient programs for subacute and long term care facilities (e.g., nursing homes and long term acute care hospitals) and freestanding outpatient Wound Care Centers. The Company currently operates four freestanding outpatient Wound Care Centers all of which have opened since October 1995, and five inpatient programs, including two subacute care nursing home-based programs, one subacute care hospital-based program and two long term acute care hospital-based programs, all but one of which has opened since October 1995. Ultimately the Company may also expand its service models to physician offices and the home. Pressure sores, the most common form of chronic wound, usually occur among nursing home, subacute care and home patients due to the sedentary lifestyle associated with those care settings. As the Company further develops its inpatient service models, the Company believes it will become more capable of penetrating the large pressure sore market. The freestanding service model allows the Company to strategically grow its business through select target marketing and enter markets where a suitable partner is not available. Furthermore, the Company believes the freestanding model gives the Company greater control over healing outcomes and the cost of services, both of which are important when working with managed care providers.

     Provide a Comprehensive Managed Care Product. In addition to providing new revenue opportunities, the Company believes its ability to provide its services as a comprehensive managed care product in a number of settings will increase its attractiveness to managed care payors seeking to provide a continuum of care while reducing risk. With its Wound Management Program and increasing presence in multiple health care delivery settings, the Company can offer managed care payors a shared risk relationship which the Company believes will provide better patient healing outcomes and more cost-effective services for subscribers.

     Enhance the Company's Wound Management Program. The Company currently offers a unique Wound Management Program which includes assessment, vascular studies, revasularization, infection control, wound debridement, growth factor therapy, skin grafting, nutrition, protection devices, patient education, referrals and effective management of care through patient/provider communications. In addition, the Company is continually exploring and seeking advances in wound care management services and products which could enhance its current Wound Management Program. The Company is actively pursuing such advances through the continuous development of its current services, and the consideration of acquisition opportunities and co-marketing arrangements with other providers of wound care products and services.

     Expand Into Other Disease Management Areas. Longer term, the Company is considering capitalizing on its disease management expertise by expanding its services into other disease management areas to meet the growing continuum of health care needs of patients and providers. The Company believes that there is a significant market potential for the delivery of other disease management services through its existing network of Wound Care Centers. The possibilities for expansion of the Company's disease management services include the treatment of chronic wound related diseases such as diabetes, as well as non-chronic wound related diseases such as cardiovascular disorders.

Wound Care Operations

     The Company's wound care operations offer health care providers the opportunity to create specialty wound care departments designed to meet the needs of chronic wound patients. The initial focus of the Company's wound care operations has been hospital outpatient Wound Care Centers. The Company is currently expanding its programmatic approach to wound care to alternate site inpatient settings such as subacute and long term acute care inpatient facilities. In these models the Company has established the wound care programs as cooperative ventures with health care providers to offer a multi-disciplinary approach to the treatment of chronic wounds. In addition, the Company is expanding its market penetration with the establishment of freestanding outpatient Wound Care Centers.

     Hospital Outpatient Wound Care Centers. Outpatient Wound Care Centers, located on or near the campuses of acute care hospitals, represent the Company's core business. A typical hospital outpatient Wound Care Center consists of 4,000 square feet of space comprising four to eight exam rooms, a nursing station, and physician and administrative offices. These Wound Care Centers are designed to deliver all necessary outpatient services for the treatment of chronic wounds, with the hospital providing any inpatient care, such as revascularization or surgical debridement.

     The Company currently offers its hospital clients two outpatient Wound Care Center models: a management model and an "under arrangement" model. The differences between these two models relate primarily to the employment of the clinical staff at the Wound Care Center and the basis for the management fees paid to the Company. In the management model, the only employee of the Company at the Wound Care Center is the Wound Care Center's Program Director, and the Company generally receives a fixed monthly managment fee and a variable case management fee. In the "under arrangement" model, the Company employs all of the clinical and administrative staff (other than physicians) at the Wound Care Center and the Company generally receives fees based on the services provided to each patient. In all other material respects the two models are identical. In both models, physicians remain independent and the Company recruits and trains the physicians and staff associated with the Wound Care Center. The physicians providing services at a Wound Care Center are recruited by the Company primarily from among the doctors who work at the hospital and practice in related areas. In addition, in both models the Company develops, manages and provides Procuren processing services for the Wound Care Center, and the Company's field support departments provide the staff at each Wound Care Center with clinical oversight, quality assurance, reimbursement consulting, sales and marketing and general administrative support services. The terms of the Company's contract with each hospital are negotiated individually. Generally, in addition to the management fees described above, the contracts provide for development fees and Procuren processing fees charged to the hospital based on utilization. In both models, the hospital and the physician bill the patient for the services provided and are responsible for seeking reimbursement from insurers or other third party payors.

     The first Wound Care Center opened in 1988 and there are currently 89 hospital outpatient Wound Care Centers in operation in 29 states. The Company has entered into contracts or letters of intent with five hospitals to open additional Wound Care Centers. The Company's hospital client base ranges from medium-sized community-based hospitals to large hospitals affiliated with national chains and not-for-profit hospitals in local markets. The Company selects hospital clients based on a number of criteria. A suitable hospital client typically can accommodate at least 200 inpatient beds, offers services which complement the Wound Management Program, including physician specialists in the areas of general, plastic and vascular surgery, endocrinology and diabetes, is financially stable and has a solid reputation in the community it serves. Of the Company's 89 current hospital outpatient Wound Care Centers, 79 are management model centers and 10 are "under arrangement" model centers.

     At December 31, 1995, the Company had management contracts with 22 acute care hospitals directly or indirectly owned by Columbia/HCA. These hospitals collectively accounted for approximately 24% of the consolidated revenues of the Company for the year ended December 31, 1995. The Company and Columbia/HCA are currently in discussions initiated by Columbia/HCA to standardize the management contracts and operating procedures at the Would Care Centers owned by Columbia/HCA, as well as any Wound Care Centers to be opened by Columbia/HCA in the future. Representatives of Columbia/HCA have indicated to the Company that the purpose of the discussions is to provide easier access to the Company's Wound Management Program and to enhance wound care services at Columbia/HCA's hospitals. Although the Company believes that standardizing the management contracts and operating procedures will ultimately strengthen its relationship with Columbia/HCA, there can be no assurance these discussions with Columbia/HCA will not result in changes which would have an adverse impact on the Company's business, financial condition and results of operations, including, without limitation, price concessions, contract termination provisions less favorable to the Company, and increased costs borne by the Company.

     Inpatient Wound Care Programs. The Company is addressing the needs of the inpatient wound care market through the development of inpatient programs. The Company currently manages inpatient programs including two subacute care nursing home-based programs, one subacute care hospital-based program and two long term acute care hospital-based programs in five states and plans to continue to develop similar inpatient programs. This model is designed to access the segment of the chronic wound market comprised of non-ambulatory patients in alternate site inpatient facilities. These patients often have pressure sores resulting from inactivity. While not typically as severe as diabetic or venous stasis ulcers, pressure sores represent the largest segment of the chronic wound market. The training, field support and Procuren processing services provided by the Company to a facility in connection with an inpatient wound care program are similar to those provided to the Company's hospital clients in connection with the hospital outpatient Wound Care Centers. The Company typically manages between 10 and 20 beds per facility. Under the Company's existing inpatient contracts, the staff of the inpatient program is employed by the health care facility and the Company receives management fees on a per patient basis, as well as Procuren processing fees based on utilization; however, the Company's inpatient program model is still under development and the terms of its future inpatient program contracts may not be the same as the existing contracts.

     Freestanding Outpatient Wound Care Centers. In the last quarter of 1995, the Company began to establish freestanding Wound Care Centers in which the Company is the owner and operator. The Company believes that this delivery model will allow the Company to expand its market penetration in the outpatient setting by allowing the Company to strategically penetrate markets without the constraint of finding a hospital or contracting with competing hospitals. The Company currently has four freestanding centers in four states and is planning to continue expansion of this model in select markets. The freestanding Wound Care Centers resemble standard outpatient facilities or specialized physician practices. The Company employs the staff of the Wound Care Center and is responsible for billing patients for all services provided at the Wound Care Center and for seeking reimbursement from third party payors. To date the Company has not employed any of the physicians providing services at its freestanding Wound Care Centers; however, the Company's freestanding Wound Care Center model is still under development and the Company may employ physicians at these models in the future.

     Procuren Production Facilities. The Company currently produces Procuren in 40 facilities in 29 states, all of which are registered with the FDA as blood processing facilities. The Company's personnel at these facilities produce Procuren at the direction of Wound Care Center physicians.

Managed Care Operations

     The Company's managed care strategy is currently focused on marketing Wound Care Center services to local managed care organizations ("MCOs") in concert with its hospital clients' efforts to promote all hospital-based services to such MCOs. In those instances where hospital clients are unable to establish contractual relations with a large local MCO or in those markets where the Company operates freestanding Wound Care Centers where it would otherwise be appropriate, the Company seeks to establish relations directly with MCOs. The Company's contractual arrangements with MCOs, which will vary based upon the needs of the particular MCO, are expected to provide for the Company to receive compensation on a fee-for-service, fixed case rate or at-risk capitation basis. While the Company anticipates that initially most of its managed care contracts will be fee-for-service or case rate contracts, it expects that at-risk capitation will eventually become the preferred contracting method for MCOs.

     The Company's longer term managed care strategy is to establish a wound care carve-out product with selected MCOs. The Company has begun to develop tools to help MCOs assess their current wound care experiences (both clinical outcomes and costs) against the Company's Wound Management Program in order to demonstrate that a wound care carve-out product can provide added value. In order to make itself more attractive to MCOs by offering a broader disease management program, the Company intends, where appropriate, to align itself with other disease management companies focused on complementary diseases such as cardiac care (venous status management) and diabetes. The Company expects that contracts for a carve-out product will provide at-risk arrangements with MCOs (i.e., fixed case rates or capitation).

     The Company's managed care operations are overseen by a Vice President of Managed Care. To date, the Company's managed care operations have been limited. Although the Company or its hospital clients have been reimbursed for wound treatment by a number of MCOs on a case-by-case basis, the Company currently has no contracts that require or incentivize subscribers to use the Company's wound care services. There can be no assurance that the Company will be able to successfully expand its managed care operations.

Sales and Marketing

     The Company's sales and marketing strategy consists of a two-fold approach involving the development of new wound care programs as well as the referral of patients into the operating Wound Care Centers. To accomplish this strategy the Company has divided the United States into five operating regions each headed by a Regional Vice President. The sales and marketing effort in each region is directed by a Regional Sales Manager under the supervision of the Regional Vice President. The Regional Sales Manager is responsible for the activities of the Account Executives and Professional Liaisons. The primary job of the Account Executives is the development of new wound care programs. The Professional Liaisons are primarily responsible for sales efforts related to community education directed at physicians and other healthcare professionals, and increasing patient enrollment at existing Wound Care Centers.

     As of May 31, 1996, the sales force consisted of four Regional Sales Managers, seven Account Executives and 43 Professional Liaisons.

     In addition to the above, a sales and marketing plan is developed each year at each Wound Care Center. The execution of the plan is the responsibility of the Program Director at the Wound Care Center. The plan details the anticipated marketing for the year including radio, print and television advertising as well as professional symposiums. The cost of this plan is generally shared between the Company and the hospital.

     The Company markets the Wound Care Center concept to hospitals as a therapeutic "Center of Excellence." The Company believes that having a Wound Care Center can differentiate a hospital from its competitors and can increase the hospital's revenues through the introduction of new patients, which leads to an increase in ambulatory surgeries, X-rays, laboratory tests and inpatient surgeries, such as debridements, vascular surgeries and plastic surgeries. The Company has demonstrated that Wound Care Centers provide significant incremental revenues to participating hospitals, and therefore provide an attractive economic opportunity for hospitals. Potential benefits to treating physicians include the healing of difficult-to-heal wounds and an expansion of the physician's practice.

Patents and Proprietary Rights

     The Company's success depends in part on its ability to enforce patents, maintain trade secret protection and operate without infringing on or violating the proprietary rights of third parties. One U.S. patent has issued, and one additional application for a patent in the United States has been filed, relating to the manufacture and use of Procuren for wound care. There can be no assurance that any pending patent applications will be approved or that any issued patents will provide the Company with competitive advantages in the future or will not be challenged by any third parties or, if involved in a challenge, will be found valid and infringed. Furthermore, there can be no assurance that others will not independently develop products similar to Procuren or design around the patents. The issued U.S. patent is jointly owned by the University of Minnesota and the Company. The joint interest of the University of Minnesota is licensed exclusively to the Company under a paid in full, royalty free arrangement. The U.S. government has a nonexclusive grant back license under the issued U.S. patent for all government purposes. The additional pending U.S. application is owned by the Company and is not subject to the government grant back license.

     In addition to patent protection, the Company also relies on trade secrets, proprietary know-how and technological advances which it seeks to protect, in part, by confidentiality agreements with its employees, consultants and other parties with whom it does business. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others.

     The Company has registered the names "Procuren" and "Wound Care Center" as trademarks in the United States for use in connection with the Company's wound care operations.

Government Regulation

     The Company's Wound Care Centers and the production and marketing of its products and services are subject to extensive regulation by numerous governmental authorities in the United States, both federal and state. Although the Company believes that it is currently in compliance with applicable laws, regulations and rules, some of such laws are broadly written and subject to little or no interpretation by courts or administrative authorities. Hence, there can be no assurance that a third party or governmental agency will not contend that certain aspects of the Company's operations or procedures are subject to or are not in compliance with such laws, regulations or rules or that the state or federal regulatory agencies or courts would interpret such laws, regulations and rules in the Company's favor. The sanctions for failure to comply with such laws, regulations or rules could include denial of the right to conduct business, significant fines and criminal penalties. Additionally, an increase in the complexity or substantive requirements of such laws, regulations or rules could have a material adverse effect on the business, financial position and results of operations of the Company.

     The FDA regulates drugs and biologics that move in interstate commerce and requires that such products receive pre-marketing approval based on evidence of safety and efficacy. Since Procuren is produced at one of the Company's blood processing facilities in the state where the Wound Care Center which will dispense the Procuren is located and so is not intended to be shipped across state lines, the Company believes, based on the advice of its counsel, that under current law and regulations, FDA approval is not required for the Company to distribute and sell Procuren through the Wound Care Centers. The FDA is currently reassessing its regulation of other autologous and somatic cell products and has publicly stated that it believes that if any component of a drug or biological or if any patient receiving such substance moves in interstate commerce, a sufficient nexus with interstate commerce exists for FDA to require pre-marketing approval and licensure. While the production of Procuren includes components that are shipped in interstate commerce, to date the FDA has not determined that Procuren, as currently prepared, is subject to licensure or pre-market approval. Although the Company believes interstate shipment of the final biologic product is required to trigger pre-marketing approval and licensure, a determination by the FDA to require Procuren to obtain pre-marketing approval would materially and adversely affect the Company.

     Because FDA approval has not been required for Procuren, and state approvals are generally limited to licensing of facilities, there has been no independent determination of its efficacy by any governmental entity. If the FDA were to require submission of a product license application ("PLA") as a condition for the continued distribution and sale of Procuren, the Company might have to demonstrate the safety, purity, potency and effectiveness of the product through extensive clinical trials. Neither the Company nor any third party has conducted the controlled clinical trials required to establish Procuren's efficacy. Compliance with the requirements for a PLA is time-consuming and involves the expenditure of substantial resources. There can be no assurance that the Company would be able to establish efficacy or to obtain or maintain the necessary FDA approvals to manufacture and distribute Procuren.

     Any change in current regulatory interpretations by or positions of state officials where the Wound Care Center's are located could adversely affect the Company's distribution of Procuren within those states. In states where Wound Care Centers are not currently located, the Company intends to utilize the same approaches adopted elsewhere for achieving state compliance. However, state regulatory requirements could adversely affect the Company's ability to establish Wound Care Centers in such other states.

     Various state and federal laws regulate the relationships between providers of health care services and physicians and other clinicians, including employment or service contracts, investment relationships and referrals for certain designated health services. These laws include the fraud and abuse provisions and referral restrictions of the Medicare and Medicaid statutes, which prohibit the solicitation, payment, receipt or offering of any direct or indirect remunerations for the referral of Medicare and Medicaid patients or for the ordering or providing of Medicare or Medicaid covered services, items or equipment. Violations of these provisions may result in civil or criminal penalties for individuals or entities including exclusion from participation in the Medicare or Medicaid programs. Several states have adopted similar laws that cover patients in private programs as well as government programs. Because the anti-fraud and abuse laws have been broadly interpreted, they limit the manner in which the Company can operate its business and market its services to, and contract for services with, other health care providers. No assurance can be given regarding compliance in any particular factual situation, as there is no procedure for advisory opinions from government officials.

     Additionally, federal and some state laws impose restrictions on physician's referrals for certain designated health services to entities with which the physician has a financial relationship. The Company believes its operations are structured to comply with these restrictions to the extent applicable. However, there are efforts to expand the scope of these referral restrictions. Federal legislation is being considered to expand current law from its application to Medicare and Medicaid business to all payors, and to additional health services. Certain states are considering adopting similar restrictions or expanding the scope of existing restrictions. There can be no assurance that the federal government or other states in which the Company operates will not enact similar or more restrictive legislation or restrictions that could under certain circumstances limit the manner in which the Company can operate its business and have a negative impact on the Company's business, financial condition and results of operations.

     The laws of many states prohibit physicians from sharing professional fees with non-physicians and prohibit non-physician entities, such as the Company, from practicing medicine and from employing physicians to practice medicine. The laws in most states regarding the corporate practice of medicine have been subjected to limited judicial and regulatory interpretation. The Company believes its current and planned activities do not constitute prohibited fee splitting or violate any prohibition against the corporate practice of medicine. There can be no assurance, however, that future interpretations of such laws will not require structural or organizational modifications of the Company's existing business.

     Pursuant to the federal Occupational Safety and Health Act, employers have a general duty to provide a work place for their employees that is safe from hazard. The U.S. Occupational Safety and Health Administration ("OSHA") has issued rules relevant to certain hazards that are found in the Company's blood processing facilities. In addition, OSHA issued a standard in 1992 applicable to protection of workers from blood-borne pathogens. Failure to comply with this standard relating to blood-borne pathogens, other applicable OSHA rules or with the general duty to provide a safe work place could subject the Company to substantial fines and penalties.

Third Party Reimbursement

     The Company, through its wound care operations, provides contractual management services for fees and sells Procuren to acute care hospitals and other health care providers. These providers, in turn, seek reimbursement from third party payors, such as Medicare, Medicaid, health maintenance organizations and private insurers, including Blue Cross/Blue Shield plans. The availability of reimbursement from such payors has been a significant factor in the Company's ability to increase its revenue streams and will be important for future growth.

     In addition to hospital outpatient Wound Care Centers which it manages for its clients, the Company owns and operates freestanding outpatient Wound Care Centers. With respect to services and products provided through its freestanding centers, the Company is subject to the risks inherent in third party reimbursement, including the risks associated with billing third party payors. As of March 31, 1996, the Company operated four freestanding outpatient Wound
Care Centers which contributed approximately $94,000 or less than 1% of the Company's revenues for the quarter ended March 31, 1996. However, the Company anticipates that the number of, and amount of revenues attributable to, its freestanding centers will increase in the future as the Company pursues its strategy of expanding into new health care delivery settings. See "Business--Strategy."

     Each third party payor formulates its own coverage and reimbursements decisions. In 1992 the Health Care Financing Administration ("HCFA"), the agency that administers the Medicare program nationally, published a national coverage decision denying coverage for Procuren based on its determination that the safety and efficacy of Procuren had not been established and so the use of Procuren was not "reasonable and necessary" within the meaning of applicable law. Procuren sales represent a significant part of the Company's revenues and earnings and the Company believes that Procuren, as a component of its Wound Management Program, is a significant component of the Company's services. Although the Company has not, and the Company believes that its clients have not, in general experienced difficulty in securing third party reimbursement for Wound Care Center services and the use of Procuren from private insurers, some hospitals have experienced denials, delays and difficulties in obtaining such reimbursement. In some cases where Procuren reimbursement has been denied by a payor, the hospitals have ceased providing Procuren to patients whose only means of payment is through such payor. To the Company's knowledge, no widespread denials have been received by hospitals regarding reimbursement for other Wound Care Center services or reimbursement of management fees charged by the Company to its hospital clients. The Company discusses coverage and reimbursement issues with its hospital clients and third party payors on a regular basis. Such discussions will continue as the Company seeks to maximize hospital reimbursement for Procuren and other wound care services. Although no individual coverage and reimbursement decision is material to the Company, a widespread denial of reimbursement coverage for Procuren or other services would have a material adverse effect on the Company's business, financial position and results of operations.

     Medicare regulations limit reimbursement for health care charges paid to related parties. A party is considered "related" to a provider if it is deemed to be controlled by the provider. On occasion, fiscal intermediaries under contract to HCFA to audit hospital Medicare claims have asserted that one test for determining control for this purpose is whether the percentage of the total revenues of the party received from services rendered to the provider is so high that it effectively constitutes control. Although the Company believes it does not currently receive sufficient revenues from any customer, including Columbia/HCA, that would make it a related party, it is possible that such regulations could limit the number of management contracts that the Company could have with Columbia/HCA or any other client.

Competition

     The Company's principal competition in the chronic wound care market consists of specialty clinics that have been established by some hospitals or physicians. Although numerous companies, many of which have resources greater than the Company, are conducting research in the area of drugs to promote the healing of chronic wounds, to the Company's knowledge, no competitive products are currently on the market that actively promote wound healing. The Company believes that the cost and quality of wound care services provided are the principal factors that affect competition.

     In the market for disease management products and services, the Company faces competition from other disease management facilities, general health care facilities and service providers, pharmaceutical companies, biopharmaceutical companies and other competitors. Many of these companies have substantially greater capital resources and marketing staffs, and greater experience in commercializing products and services, than the Company. In addition, recently developed technologies, or technologies that may be developed in the future, are or may be the basis for products which compete with the Company's chronic wound care products. The Company is aware that other companies are developing products which may be in direct competition with Procuren. There can be no assurance that the Company will be able to enter into co-marketing arrangements with respect to these products, or that the Company will be able to compete effectively against such companies in the future.

Facilities

     The Company's headquarters and technical support facility is located in East Setauket, Long Island, New York. The Company leases this 21,000 square foot facility under a lease running through 2002. Given the current utilization of its facilities and its option for additional space, the Company believes that its facilities are adequate and suitable for its operation. The Company also leases three regional offices for its wound care operations totalling 6,200 square feet, four freestanding Wound Care Centers totalling 7,500 square feet and twelve production facilities totalling 21,600 square feet. The Company's facilities at the hospital outpatient Wound Care Centers are owned or leased by the hospitals.

Employees

     As of March 31, 1996, the Company employed 450 full-time employees, of which 327 employees were in the wound care operations, 76 employees were in Procuren production, 12 employees were in technical support and 35 employees were in general administration and finance. The Company expects to add additional personnel to its wound care operations in the next year. The Company believes that its relations with its employees are good.

Legal Proceedings

     On August 1, 1995 the Company entered into a memorandum of understanding to settle a class action lawsuit filed against the Company and certain of its officers by a shareholder. The settlement, if consummated, would dispose of allegations by the shareholder that the Company failed to meet its disclosure obligations with respect to certain practices of UltraMed, Inc. The Company has denied any liability or wrongdoing, and the settlement would not be an admission of any liability or wrongdoing by the Company or any of its officers or employees. The proposed settlement is conditioned upon, among other things, approval of the United States District Court for the Eastern District of New
York and confirmatory discovery by the parties. The proposed settlement, if consummated, would require the Company to pay approximately $0.5 million of which 50% is expected to be paid by the Company's insurer. The proposed settlement would not have any impact on the Company's financial position or results of operations since adequate provisions were previously established.

     The Company is also a party to other litigation in the ordinary course of business. The Company does not believe that such litigation is likely to have a material adverse effect on its financial position or results of operations.

                                   MANAGEMENT

     The following table sets forth certain information with respect to the directors and executive officers of the Company:

Name                                               Age  Position
- ----                                               ---  ------
John Vakoutis .................................    48   President, Chief Executive Officer and Director
John Prior.....................................    42   Senior Vice President of Finance, Chief Financial
                                                          Officer and Secretary
Howard Jones, Ph.D. ...........................    59   Senior Vice President of Technical Services
Carol Gleber ..................................    44   Senior Vice President of Operations
Gary Jensen ...................................    54   Vice President
Lawrence Stuesser, Jr. ........................    54   Chairman of the Board
Gerardo Canet .................................    50   Director
Lawrence Hoff .................................    67   Director
Timothy Maudlin ...............................    45   Director
Gerard Moufflet ...............................    52   Director

     John Vakoutis has served as President and Chief Executive Officer of the Company since April 1995 and director of the Company since November 1994. Mr. Vakoutis joined the Company in November 1994 as an Executive Vice President and President, Wound Care business. Prior to joining the Company, Mr. Vakoutis spent ten years at Critical Care America ("CCA"), a New York Stock Exchange listed home infusion therapy company. In his role as Senior Vice President and Chief Operating Officer of CCA, Mr. Vakoutis was responsible for oversight management of field and corporate operations. Additionally, he managed re-engineering product delivery methods and the development of strategic partnerships with hospitals and physician groups.

     John Prior has served as Senior Vice President of Finance and Chief Financial Officer since August 1995. From February 1991 to August 1995, Mr. Prior served as Vice President of Finance and has been Secretary since October 1993. From July 1987 to February 1991, he served as Controller of the Company. From 1979 to 1987, Mr. Prior held a variety of positions in the Health Care Auditing/Consulting Group of KPMG Peat Marwick and was promoted to Senior Manager in 1984.

     Howard Jones, Ph.D. has served as Senior Vice President of Technical Services since August 1995. From November 1993 to August 1995, Dr. Jones served as Executive Vice President and President, Research and Development. Dr. Jones served as a director of the Company from November 1993 through April 1996. Prior to joining the Company, Dr. Jones served as Senior Vice President of Drug Development at Cypros Pharmaceutical Corporation since May 1991, and prior to that as Vice President at Amylin Pharmaceuticals, Inc., since May 1989. From 1984 to 1989, Dr. Jones served as a Senior Director of Research and Administration for Bristol-Myers Squibb Products Division.

     Carol Gleber has served as Senior Vice President of Operations since February 1994. From 1989 to 1994, she served as Regional Vice President for the Southwest Region. Prior to joining the Company, Ms. Gleber served as a consultant to the Company from 1987 to 1989. From 1983 to 1987, Ms. Gleber served as Vice President of VHAE Consulting Services and was responsible for the National Strategy Practice which provided services to VHA hospitals and physicians in diversification activities, including but not limited to HMO/PPO's, Ambulatory and Outpatient Services.

     Gary Jensen has served as Vice President Central Region, Wound Care Business Unit since February 1995, and prior to that as Regional Vice President, Southeast Region since 1987. From 1985 to 1987, Mr. Jensen served as President, Jensen & Associates, a health management company. In that capacity, Mr. Jensen provided management consultation regarding behavioral medicines, as well as discussions regarding mergers, acquisitions, facility development and operations.

     Lawrence Stuesser, Jr. has been a director of the Company since May 1993 and has served as Chairman of the Board since July 1995. Mr. Stuesser is the President and Chief Executive Officer of Computer People, Inc., an information technology professional services and staffing company. From August 1993 to October 1995 he was a private investor and independent business consultant. Mr. Stuesser served as Chairman and Chief Executive Officer of Kimberly Quality Care, Inc., a provider of home health care services, from January 1991 to July 1993. Prior to that he was the Chief Executive Officer of that company since its formation in September 1987. Mr. Stuesser is also a director of IVF America, Inc.

     Gerardo Canet has been a director of the Company since July 1991. Since February 1994, Mr. Canet has served as President and Chief Executive Officer and a director of IVF America, Inc., a publicly traded health services concern. From November 1993 until his resignation from the Company in January 1994, Mr. Canet served as Executive Vice President and President, Wound Care business. Previously, he served as Senior Vice President and President, Wound Care Center Division of the Company since April 1989 and as Secretary since December 1990. For 10 years prior to joining the Company, Mr. Canet served as Executive Vice President, Chief Operating Officer and a director of Kimberly Quality Care, Inc., and as President and Chief Executive Officer of Quality Care, Inc., a predecessor of Kimberly Quality Care, Inc., a provider of home health care services.

     Lawrence Hoff has been a director of the Company since September 1990. Mr. Hoff was President and Chief Operating Officer of Upjohn Company until his retirement in January 1990. Mr. Hoff who was employed at Upjohn for 39 years, became its President in 1984, Vice President and General Manager of the Domestic Pharmaceutical Operations in 1974 and served as a director from 1973 until Upjohn's merger with Pharmacia in 1995. Mr. Hoff is also a director of MedImmune, Inc., Pathogenesis, Inc. and Alpha Beta Technologies, Inc., and previously served as a director of the American Diabetes Association. Mr. Hoff currently serves in various capacities in charitable organizations and was Chairman of the Pharmaceutical Manufacturers Association in 1987.

     Timothy Maudlin has been a director of the Company since 1984, and served as Secretary of the Company from November 1984 to December 1990. Mr. Maudlin served as President of the Company from October 1985 through December 1986. Mr. Maudlin has been the Managing General Partner of Medical Innovation Partners, a venture capital firm, since 1988 and since 1982 he has been an officer of the affiliated management company of Medical Innovation Partners. Mr. Maudlin is also a director of IVI Publishing, Inc. and Diametrics Medical, Inc.

     Gerard Moufflet has been a director of the Company since November 1989. Since 1989, Mr. Moufflet has served as Senior Vice President of Advent International Corporation, a venture capital firm. Prior to joining Advent, Mr. Moufflet served as Corporate Vice President in charge of various Baxter International European operations and spent 17 years in marketing, financial and general management positions with that company's European businesses.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information as of May 30, 1996, and as adjusted to reflect the sale of the shares of Common Stock offered hereby (assuming no exercise of the Underwriters' over-allotment option) with respect to the beneficial ownership of Common Stock by (i) each person who owned of record or was known by the Company to own beneficially more than five percent of the issued and outstanding shares of Common Stock, (ii) each director, (iii) each executive officer, (iv) a former chief executive officer, and (v) all directors and executive officers as a group.


                                                                             Amount and      Percentage Owned
                                                                              Nature of   ----------------------
                                                                             Beneficial   Before the   After the
Name                                                                        Ownership (1)  Offering    Offering
- ----                                                                         ----------     -------     -------
Parsnip River Company. ...................................................    603,913(2)      5.7%       4.9%
  4422 IDS Center
  80 South Eighth Street
  Minneapolis, MN 55402
Timothy Maudlin...........................................................     86,668(3)        *          *
Russell Whitman...........................................................     54,000(4)        *          *
John Prior................................................................     27,563(5)        *          *
Lawrence Stuesser, Jr.....................................................     21,000(6)        *          *
Lawrence Hoff.............................................................     10,000           *          *
Howard Jones..............................................................     10,000(4)        *          *
Carol Gleber..............................................................      5,200(4)        *          *
Gerardo Canet............................................................         --            *          *
Gary Jensen...............................................................         --           *          *
Gerard Moufflet..........................................................         --            *          *
John Vakoutis............................................................         --            *          *
All directors and executive officers as
  a group (10 persons)....................................................    160,431(7)      1.5%       1.3%

- ----------
*    Ownership does not exceed 1%
(1) Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock.
(2) The general partners of Parsnip River Company, a Limited Partnership, are David M. Winton, Sarah R. Winton and Timothy A. Stepanek.
(3) Includes 3,600 shares subject to currently exercisable options and 8,457 shares owned by Mr. Maudlin's spouse and children.
(4) Represents shares subject to currently exercisable options. Mr. Whitman resigned as the Chief Executive Officer of the Company in April 1995.
(5)  Includes 23,500 shares subject to currently exercisable options.
(6)  Includes 6,000 shares subject to currently exercisable options.
(7) Includes 48,300 shares subject to currently exercisable options by all directors and executive officers as a group.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company has agreed to sell to such Underwriter, shares of Common Stock which equal the number of shares set forth opposite the name of such Underwriter below.

                                                                   Number  of
Underwriter                                                          Shares
- ---------                                                           ---------
Smith Barney Inc..................................................
Hambrecht & Quist LLC.............................................
Vector Securities International, Inc..............................





                                                                     ---------
      Total.......................................................
                                                                     =========

     The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters, for whom Smith Barney Inc., Hambrecht & Quist LLC and Vector Securities International, Inc. are acting as Representatives, propose initially to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $ per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to other Underwriters or to certain other dealers. After the public offering of the shares of Common Stock offered hereby, the public offering price and such concessions may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 225,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof less underwriting discounts and commissions. The Underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the shares offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares in such table.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The Company and the Company's directors and executive officers have agreed that, for a period of 90 days after the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., sell, offer to sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for any shares of Common Stock.

     The Underwriters and certain selling group members that currently act as market makers for the Common Stock may engage in "passive market making" in the Common Stock in accordance with Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. In general, under Rule 10b-6A, any Underwriter or selling group member engaged in passive market making in the Common Stock (i) may not effect transactions in, or display bids for, the Common Stock at a price that exceeds the highest bid for the Common Stock displayed by a market maker that is not participating in the distribution of the Common Stock, (ii) may not have net daily purchases of the Common Stock that exceed 30% of its average daily trading volume in such stock for the two full consecutive calendar months immediately preceding the filing date of the registration statement of which this Prospectus forms a part and (iii) must identify its bid as bids made by a passive market maker.

                                  LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Dorsey & Whitney LLP, Minneapolis, Minnesota. Certain legal matters relating to the validity of the Common Stock offered hereby will be passed upon for the Underwriters by Dewey Ballantine, New York, New York.

                                     EXPERTS

     The consolidated financial statements of Curative Health Services, Inc. at December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, appearing or incorporated herein by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein or incorporated herein by reference, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The matters of law discussed under the heading "Risk Factors--Potential Government Regulation of Procuren" and in the second, third and fourth paragraphs under the heading "Business--Government Regulation" as they relate to matters of FDA law or regulation have been reviewed by Hyman, Phelps & McNamara, P.C., FDA counsel for the Company, and have been included herein in reliance upon the authority of such firm as an expert in such matters. The matters of law discussed under the headings "Risk Factors--Patents and Proprietary Technology" and "Business--Patents and Proprietary Technology" have been reviewed by Dorsey & Whitney LLP, and have been included herein in reliance upon the authority of such firm as an expert in such matters.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus:

     (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1995;

     (b) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; and

     (c)  the Company's Current Report on Form 8-K filed on June 28, 1996; and

     (d) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed on June 26, 1991 with the Commission, including any amendment or report filed for the purpose of updating such description filed subsequent to the date of this Prospectus and prior to the termination of the offering described herein.

     In addition, all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock being made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document all or part of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Such requests should be directed to John C. Prior, Chief Financial Officer, Curative Health Services, Inc., 14 Research Way, Box 9052, East Setauket, New York 11733-9052, telephone: (516) 689-7000.

                         CURATIVE HEALTH SERVICES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                      Page
                                                                                      ----
Report of Independent Auditors..................................................       F-2

Consolidated Balance Sheets at December 31, 1994 and 1995
  and March 31, 1996 (unaudited) ...............................................       F-3

Consolidated  Statements  of  Operation  for each of the years ended
  December 31, 1993, 1994 and 1995 and for the three months
  ended March 31, 1995 and 1996 (unaudited).....................................       F-4

Consolidated  Statements  of  Stockholders'  Equity  for each of the years ended December 31, 1993, 1994 and 1995 and for the three
  months ended March 31, 1996 (unaudited).......................................       F-5

Consolidated  Statements  of Cash Flows for each of the years  ended
  December 31, 1993, 1994 and 1995 and for the three months
  ended March 31, 1995 and 1996 (unaudited).....................................       F-6

Notes to Consolidated Financial Statements......................................       F-7


                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
  Curative Health Services, Inc.

     We have audited the accompanying consolidated balance sheets of Curative Health Services, Inc. (formerly Curative Technologies, Inc. and subsidiaries) as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Curative Health Services, Inc. at December 1994 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                           /S/ ERNST & YOUNG LLP

Melville, NY
February 3, 1996

                         CURATIVE HEALTH SERVICES, INC.

                           CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)

                                                                                              December 31,
                                                                                       --------------------------          March 31,
                                                                                         1994              1995              1996
                                                                                       --------          --------          --------
                                                                                                                         (unaudited)
                                         ASSETS

Cash and cash equivalents ....................................................         $  4,459          $  2,835          $  3,908
Marketable securities held-to-maturity .......................................            2,808             9,365             9,346
Accounts receivable (less allowance of $364 (1994),
  $514 (1995), $359 (1996)) ..................................................            6,648             7,776             7,979
Prepaid and other current assets .............................................              912               820               827
                                                                                       --------          --------          --------
        Total current assets .................................................           14,827            20,796            22,060
Property and equipment, net ..................................................            2,476             3,383             3,414
Other assets .................................................................            1,289               851               839
                                                                                       --------          --------          --------
        Total assets .........................................................         $ 18,592          $ 25,030          $ 26,313
                                                                                       ========          ========          ========
                           LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable .............................................................         $  4,667          $  5,066          $  5,321
Accrued expenses .............................................................            2,399             2,992             1,829
Loans payable to banks .......................................................              373              --                --
Capital lease obligations ....................................................              121               163               167
                                                                                       --------          --------          --------
        Total current liabilities ............................................            7,560             8,221             7,317
Long term debt ...............................................................            1,011             1,000             1,000
Capital lease obligations ....................................................              243               198               155
Stockholders' equity:

  Preferred stock, $.01 par value per share; 10,000,000

    shares authorized, none issued ...........................................             --                --                --
  Preferred stock, Series A Junior Participating, $.01 par value
    per share, 500,000 shares authorized, none issued ........................             --                --                --
  Common stock, $.01 par value per share; 50,000,000
    shares authorized, shares issued and
    outstanding  -- 10,024,686 (1994), 10,426,769 (1995),
    10,500,431 (1996) ........................................................              100               104               105
  Additional paid in capital .................................................           44,034            45,474            45,830
  Deficit ....................................................................          (34,135)          (29,925)          (28,052)
  Foreign currency translation adjustment ....................................             (179)             --                --
                                                                                       --------          --------          --------
                                                                                          9,820            15,653            17,883
  Subscription receivable ....................................................              (42)              (42)              (42)
                                                                                       --------          --------          --------
    Total stockholders' equity ...............................................            9,778            15,611            17,841
                                                                                       --------          --------          --------
        Total liabilities and stockholders' equity ...........................         $ 18,592          $ 25,030          $ 26,313
                                                                                       ========          ========          ========




                 See notes to consolidated financial statements

                         CURATIVE HEALTH SERVICES, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands, except per share data)

                                                                                                                     Quarter
                                                                        Year Ended December 31,                  Ended March 31,
                                                              ----------------------------------------       -----------------------
                                                                1993            1994            1995           1995           1996
                                                              --------        --------        --------       --------       --------
                                                                                                                   (unaudited)
Revenues ..............................................       $ 31,265        $ 40,567        $ 52,442       $ 12,007       $ 14,917
Costs and operating expenses:
  Costs of product sales and services .................         15,970          19,688          25,253          6,111          8,335
  Selling, general and administrative .................         12,717          15,967          19,145          4,247          4,752
  Research and development ............................          7,852           6,480           4,143          1,198           --
  Restructuring charge ................................           --             1,684            --             --             --
                                                              --------        --------        --------       --------       --------
      Total costs and operating expenses ..............         36,539          43,819          48,541         11,556         13,087
                                                              --------        --------        --------       --------       --------
Income (loss) from continuing operations
  before interest income and minority
  interest ............................................         (5,274)         (3,252)          3,901            451          1,830
Interest income .......................................            549             306             528             97            183
Minority interest in net loss of
  consolidated subsidiary .............................            336             218            --             --             --
                                                              --------        --------        --------       --------       --------
Income (loss) from continuing operations ..............         (4,389)         (2,728)          4,429            548          2,013
Loss from discontinued operations .....................           (188)         (4,545)           --             --             --
                                                              --------        --------        --------       --------       --------
Income (loss) before income taxes .....................         (4,577)         (7,273)          4,429            548          2,013
Income taxes ..........................................           --              --               219             34            140
                                                              --------        --------        --------       --------       --------
Net income (loss) .....................................       $ (4,577)       $ (7,273)       $  4,210       $    514       $  1,873
                                                              ========        ========        ========       ========       ========
Net income (loss) per common and common
  equivalent shares from:
    Continuing operations .............................       $   (.44)       $   (.27)       $    .39       $    .05       $    .17
    Discontinued operations ...........................           (.02)           (.46)           --             --             --
                                                              --------        --------        --------       --------       --------
        Total .........................................       $   (.46)       $   (.73)       $    .39       $    .05       $    .17
                                                              ========        ========        ========       ========       ========
Net income (loss) per common and
  common equivalent share assuming
  full dilution from:
    Continuing operations .............................       $   (.44)       $   (.27)       $    .38       $    .05       $    .17
    Discontinued operations ...........................           (.02)           (.46)           --             --             --
                                                              --------        --------        --------       --------       --------
        Total .........................................       $   (.46)       $   (.73)       $    .38       $    .05       $    .17
                                                              ========        ========        ========       ========       ========
Weighted average common and common
  equivalent shares outstanding .......................          9,904           9,958          10,768         10,182         11,315
                                                              ========        ========        ========       ========       ========
Weighted average common and common
  equivalent shares assuming full dilution ............          9,904           9,958          11,112         10,182         11,316
                                                              ========        ========        ========       ========       ========




                 See notes to consolidated financial statements

                         CURATIVE HEALTH SERVICES, INC.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                          (In thousands, except shares)

                                                                                                                          Foreign
                                            Common Stock          Additional                 Currency                      Total
                                     -------------------------     Paid in                  Translation  Subscription  Stockholders'
                                        Shares        Amount       Capital      Deficit     Adjustment     Receivable     Equity
                                     -----------   -----------   -----------  -----------   -----------   -----------   -----------
Balance, December 31, 1992 ........    9,900,642   $        99   $    43,278  $   (22,285)  $       (61)  $       (42)  $    21,439

  Foreign currency translation
    adjustment ....................                                                                 (54)                        (54)

  Exercise of options .............        7,200                           21                                                    21

  Director share purchase program .        1,252                            8                                                     8

  Net loss for 1993 ...............                                                (4,577)                                   (4,577)
                                     -----------   -----------   -----------  -----------   -----------   -----------   -----------

Balance, December 31, 1993 ........    9,909,094            99        43,757      (26,862)         (115)          (42)       16,837

  Foreign currency translation
    adjustment ....................                                                                 (64)                        (64)

  Exercise of options .............       98,250             1           196                                                    197

  Director share purchase program .          342                           1                                                      1

  Shares issued for patent rights .       17,000                          80                                                     80

  Net loss for 1994 ...............                                                (7,273)                                   (7,273)
                                     -----------   -----------   -----------  -----------   -----------   -----------   -----------

Balance, December 31, 1994 ........   10,024,686           100        44,034      (34,135)         (179)          (42)        9,778

  Foreign currency translation
    adjustment ....................                                                                 179                         179

  Exercise of warrants ............        5,803                                                                                 --

  Exercise of options .............      396,280             4         1,397                                                  1,401

  Tax benefit from stock option
    exercises .....................                                       43                                                     43

  Net income for 1995 .............        4,210         4,210
                                     -----------   -----------   -----------  -----------   -----------   -----------   -----------

Balance, December 31, 1995 ........   10,426,769           104        45,474      (29,925)         --             (42)       15,611

  Exercise of options (unaudited) .       73,662             1           356                                                    357

  Net income for quarter ended
    March 31, 1996 (unaudited) ....                                                 1,873                                     1,873
                                     -----------   -----------   -----------  -----------   -----------   -----------   -----------

Balance, March 31, 1996 (unaudited)   10,500,431   $       105   $    45,830  $   (28,052)  $      --     $       (42)  $    17,841
                                     ===========   ===========   ===========  ===========   ===========   ===========   ===========






                 See notes to consolidated financial statements

                         CURATIVE HEALTH SERVICES, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                                                                                     Quarter
                                                                            Year Ended December 31,               Ended March 31,
                                                                       ----------------------------------     ----------------------
                                                                         1993         1994         1995         1995         1996
                                                                       --------     --------     --------     --------     --------
                                                                                                                   (unaudited)
OPERATING ACTIVITIES:
Net income (loss) .................................................    $ (4,577)    $ (7,273)    $  4,210     $    514     $  1,873
Adjustments to reconcile net income (loss) to net
    cash provided by (used in) continuing activities:

  Discontinued operations .........................................         188        4,545         --           --           --
  Depreciation & amortization .....................................         803        1,032          998          240          242
  Provision for doubtful accounts .................................        --            388          150         --            200
  Deferred revenue ................................................        (209)        --           --             20         --
  Write-off of abandoned patent applications ......................        --           --            382           25         --
  Minority interest in net loss of consolidated subsidiary ........        (336)        (218)        --           --           --
  Non-cash restructuring charges ..................................        --            752         --           --           --
  Loss on sale of CTGmbH ..........................................        --           --            111         --           --
Change in operating assets and liabilities:

  (Increase) decrease in accounts receivable ......................      (1,948)        (901)      (1,524)         452         (404)
  (Increase) decrease in prepaid and other current assets .........        (626)         (60)         324          339           (5)
  (Increase) decrease in accounts payable
    and accrued expenses ..........................................       1,490          225        1,297         (987)        (909)
                                                                       --------     --------     --------     --------     --------
NET CASH PROVIDED BY (USED IN)

  CONTINUING ACTIVITIES ...........................................      (5,215)      (1,510)       5,948          603          997
NET CASH USED IN DISCONTINUED ACTIVITIES ..........................      (2,668)        (404)        --           --           --
                                                                       --------     --------     --------     --------     --------
NET CASH PROVIDED BY (USED IN)

  OPERATING ACTIVITIES ............................................      (7,883)      (1,914)       5,948          603          997
INVESTING ACTIVITIES:
Deferred patent costs .............................................        (241)        (165)        --           --           --
Purchase of UniqMed, Inc. .........................................         (50)        --           --           --           --
Purchase of CTSA ..................................................        (135)        --           --           --           --
Sale of CT GmbH ...................................................        --           --           (286)        --           --
Purchases of property and equipment ...............................        (920)        (612)      (2,001)        (334)        (261)
Purchases of marketable securities held-to-maturity ...............      (8,643)      (3,820)     (12,418)      (1,554)      (5,516)
Sales of marketable securities held-to-maturity ...................      21,519        5,909        5,861        1,517        5,535
                                                                       --------     --------     --------     --------     --------
NET CASH (USED IN) PROVIDED BY

  INVESTING ACTIVITIES ............................................      11,530        1,312       (8,844)        (371)        (242)
FINANCING ACTIVITIES:
Proceeds from loans and revolving line of credit ..................         425          403         --            140         --
Proceeds from exercise of stock options and warrants ..............          29          198        1,401            2          357
Principal payments on loans, capital lease
  obligations and revolving line of credit ........................        (164)        (139)        (143)        (168)         (39)
Principal payments on loans from affiliates .......................         (41)        --           --           --           --
                                                                       --------     --------     --------     --------     --------
NET CASH PROVIDED BY FINANCING ACTIVITIES .........................         249          462        1,258          (26)         318
Effect of exchange rate changes on cash and
  cash equivalents ................................................          18          (51)          14          (30)        --
                                                                       --------     --------     --------     --------     --------
(DECREASE) INCREASE IN CASH AND

  CASH EQUIVALENTS ................................................       3,914         (191)      (1,624)         176        1,073
Cash and cash equivalents at beginning of period ..................         736        4,650        4,459        4,459        2,835
                                                                       --------     --------     --------     --------     --------
CASH AND CASH EQUIVALENTS AT END

  OF PERIOD .......................................................    $  4,650     $  4,459     $  2,835     $  4,635     $  3,908
                                                                       ========     ========     ========     ========     ========
SUPPLEMENTARY CASH FLOW INFORMATION:

  Interest paid ...................................................    $     51     $    143     $    119     $     19     $     17
                                                                       ========     ========     ========     ========     ========

See Notes E and F for Non-Cash Transactions

                 See notes to consolidated financial statements

                         CURATIVE HEALTH SERVICES, INC.

                         NOTES TO FINANCIAL STATEMENTS
                December 31, 1995 and march 31, 1996 (Unaudited)


NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

     Organization: The Company was organized under the laws of the State of Minnesota in October 1984. It is a disease management company in the chronic wound care business. The Company manages a nationwide network of Wound Care Centers that offers patients a multi-disciplinary comprehensive wound treatment program. The Company's management agreements with hospitals and other health care providers generally have a term of 5 years.

     Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. In May 1995 the Company sold its 62% interest in its German subsidiary (See Note B). Operating results of that subsidiary for the first five months of 1995 are included in the consolidated operating results. In August 1993, the Company acquired the remaining interest in another foreign affiliate which was previously 50% owned (See Note B). The joint venture was previously accounted for on the equity method and effective with the acquisition, the accounts were consolidated. As part of the restructuring of the Company in 1994 the operations of this subsidiary were terminated. Intercompany balances and transactions have been eliminated in consolidation.

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Net Income (Loss) per Common Share: Net income (loss) per common and common equivalent share is based on the weighted average number of common shares outstanding for 1995 and the quarters ended March 31, 1995 and 1996 plus dilutive common share equivalents. Outstanding warrants and options have not been included in the 1993 and 1994 computations as the effect of such would be antidilutive.

     Foreign Currency Translation: Assets and liabilities of subsidiary operations denominated in foreign currencies are translated at rates in effect at December 31, 1993 and 1994. Revenues and expenses have been translated at average rates for the applicable periods. Local currencies are considered to be the functional currency, and adjustments resulting from such translation are included in foreign currency translation adjustment, a separate component of stockholders' equity.

     Property and Equipment: Property and equipment are recorded at cost. Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives (generally 5 to 7 years). Leased equipment capitalized and leasehold improvements are amortized over the life of the lease or the useful life of the related asset, whichever is shorter.

     Research and Development: All costs relating to research and development activities are expensed in the year in which they are incurred.

     Other Assets: As of December 31, 1994, 1995, and March 31, 1996, other assets consist of costs associated with filing patent and trademark applications which totalled $1.3 million, $0.9 million and $0.8 million, respectively. During 1995 the Company wrote-off deferred patent costs of $0.3 million related to patent applications no longer being pursued. In December 1992, the Company received broad patent coverage on wound healing agents derived from platelets. Costs and expenses related to this patent of $920,000 are being amortized over the life of the patent (17 years) and trademarks of $75,000 are being amortized over the estimated life of the trademark (20 years) using the straight-line method.

     Cash and Cash Equivalents: Cash and cash equivalents represent demand deposits with banks, certificates of deposit with maturities of less than three months at time of purchase and highly liquid money market fund investments.

     Marketable Securities Held-to-Maturity: Held-to-maturity marketable securities represent highly liquid money market instruments with maturities of greater than three months at time of purchase. These securities, consisting principally of securities of U.S. Government agencies maturing at various dates through February 1997, are valued at amortized cost which approximates market. The Company's investment policy gives primary consideration to

                         CURATIVE HEALTH SERVICES, INC.

NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

safety of principal, liquidity and return. The Company invests its funds with institutions that have high credit ratings and to date has not experienced any losses on its investments. In May 1993 the Financial Accounting Standards Board
(FASB) issued FASB No. 115 "Accounting for Certain Investments in Debt and Equity Securities" effective for fiscal years beginning after December 15, 1993. This pronouncement requires all companies with investments in debt and equity securities to classify these securities as held-to-maturity, trading, or available for sale. The Company classifies its investments in such securities as held-to-maturity as the Company has the intent and ability to hold these securities to maturity. As of December 31, 1994 and 1995, the Company had approximately $7,000 of unrealized losses and $5,000 of unrealized gains on marketable securities, respectively, and at March 31, 1996 the Company had approximately $12,000 of unrealized gains on marketable securities. The adoption of this statement on January 1, 1994 had no effect on the Company's financial position or results of operations for the year.

     Concentration of Credit Risk: Substantially all of the Company's revenues have been generated from Wound Care Centers which the Company has established as cooperative ventures with acute care hospitals in the United States to provide a multi-disciplinary treatment protocol for chronic wounds. The Company provides contractual management services for fees and sells Procuren to acute care hospitals and other health care providers. Credit is extended based on an evaluation of the hospital's financial condition and collateral is generally not required.

     Revenues: Revenues are recognized when products are dispensed or as contractual management services are rendered.

     Income Taxes: The Company adopted FASB No. 109, "Accounting for Income Taxes," effective January 1, 1993. Under FASB No. 109, the liability method is used in accounting for income taxes, whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The adoption of this statement had no effect on the Company's financial position or results of operations for the year.

     Prospective Accounting Changes: In 1995, FASB issued Statement No. 123, "Accounting for Stock-Based Compensation," which requires all companies to either recognize expense for stock-based awards based on their fair market value on the date of grant, or provide proforma disclosures of the effects "as if" the Company had recognized the stock-based compensation expense. As prescribed by this new accounting pronouncement, the Company will adopt the new rules in 1996. As permitted by FASB No. 123, the Company will provide disclosure of the pro forma impact on net income and earnings per share as if the fair value-based method had been applied.

     Interim Financial Statements: The consolidated balance sheet and statement of stockholders' equity as of March 31, 1996 and the consolidated statements of operations and cash flows for the three-month periods ended March 31, 1995 and March 31, 1996 have been prepared by the Company, without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position at March 31, 1996 and the results of operations and cash flows for the three-month periods ended March 31, 1995 and March 31, 1996 have been made. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.

     Reclassifications: The Company has reclassified the presentation of certain information in the quarter ended March 31, 1995 to conform with the quarter ended March 31, 1996 presentation format. This included the reclassification of $208,000 to cost of product sales and services, those costs associated with the Company's laboratory operations in the 1995 period previously presented as selling, general and administrative expenses. Additionally, the Company has classified costs of $559,000 related to technical services dedicated to the support of its platelet releasate technology in cost of product sales and services in the quarter ended March 31, 1996. These costs were classified as research and development in previous years since such costs were related to new product development and drug discovery. In the Company's continuing effort to focus on its wound care service business, during the second half of 1995 the Company instituted a realignment of its business activities which included the discontinuance of further product research and development.

                         CURATIVE HEALTH SERVICES, INC.

NOTE B -- ACQUISITIONS AND DIVESTITURES

     In August 1993, the Company acquired the remaining 50 percent interest in its foreign affiliated joint venture, Curative Technologies S.A. (CTSA) for $0.1 million cash. This joint venture was previously accounted for on the equity method. Effective with this acquisition, the accounts of CTSA were consolidated and were immaterial to the Company's results of operations. As a result of the acquisition, $0.2 million of deferred revenue, related to the 1991 sale of co-marketing rights to its foreign affiliate, was realized in the 1993 statement of operations. This amount was net of previously unrecognized equity in CTSA's losses. The proforma results of operations of CTSA for 1993 are not presented due to the insignificant impact on reported results. As part of the Company's restructuring in 1994, the operations of this subsidiary were terminated and the assets liquidated (See Note L).

     During the second quarter of 1995, the Company sold its 62% interest in its German subsidiary to the subsidiary's general manager. In connection with the sale, the Company made a working capital commitment of 0.5 million Deutsche Marks (dm) which was paid in 1995. Additionally, the Company is entitled to future contingent payments of 30 percent of the former subsidiary's profits up to 0.5 million dm. There are contingent payments of approximately one million dm due the Company representing previously advanced intercompany loans. Since the former subsidiary has had a history of operating losses, the Company has not recorded any amounts due. Further, the Company remains a guarantor of the former subsidiary's revolving credit facility of $1.4 million dm ($1.0 million) and is obligated to make the interest payments on the outstanding indebtedness. The accounting for the sale resulted in a charge to operations of $0.1 million in 1995. As a result of the transaction, the accounts of the foreign subsidiary are no longer consolidated.

NOTE C -- PROPERTY AND EQUIPMENT

     A summary of property and equipment and related accumulated depreciation and amortization follows:

                                                                                           December 31,
                                                                                   ---------------------------            March 31,
                                                                                     1994                1995               1996
                                                                                   -------             -------            ---------
                                                                                                   (In thousands)
Property and equipment .................................................          $ 3,339             $ 3,729             $ 3,935
Leased equipment capitalized ...........................................            1,371               1,511               1,511
Leasehold improvements .................................................            1,113               1,895               1,949
                                                                                   ------              ------              ------
                                                                                    5,823               7,135               7,395
Less accumulated depreciation and amortization .........................            3,347               3,752               3,981
                                                                                   ------              ------              ------
                                                                                   $2,476              $3,383              $3,414
                                                                                   ======              ======              ======

NOTE D -- ACCRUED EXPENSES

       Accrued expenses are as follows:

                                                                                         December 31,
                                                                                 ---------------------------            March 31,
                                                                                   1994               1995                1996
                                                                                 -------             -------            ---------
                                                                                                  (In thousands)
Incentive compensation and benefits ....................................          $ 1,354             $ 2,445             $ 1,374
Research and technical service contracts ...............................              462                 547                 455
Restructuring (See Note L) .............................................              583                  --                  --
                                                                                   ------              ------              ------
                                                                                  $ 2,399             $ 2,992             $ 1,829
                                                                                   ======              ======              ======

                         CURATIVE HEALTH SERVICES, INC.

NOTE E -- LEASES

     The Company has entered into several noncancellable operating leases for the rental of certain office space expiring in various years through 2002. The Company also leases certain equipment under noncancellable capital and operating leases expiring in various years through 1999. The principal lease for office space provides for initial monthly rental of $28,442 escalating to $40,482 in the final year. The following is a schedule of future minimum lease payments, by year and in the aggregate, under capital leases and noncancellable operating leases with initial or remaining terms of one year or more at March 31, 1996:

                                                           Capital    Operating
                                                           Leases       Leases
                                                           ------       ------
                                                              (In thousands)
1996 ..................................................    $  152       $  947
1997 ..................................................       150          826
1998 ..................................................        43          684
1999 ..................................................         7          659
2000 ..................................................      --            595
Thereafter ............................................      --            761
                                                           ------       ------
Total minimum lease payments ..........................       352       $4,472
                                                                        ======
Less amounts representing interest ....................       (30)
                                                           ------
Present value of net minimum lease payments
  ($167 current portion) ..............................    $  322
                                                           ======

     Equipment acquired under capital leases amounted to $0.5 million, $0, $0.1 million and $0 in 1993, 1994 and 1995 and the quarter ended March 31, 1996, respectively. Rent expense for all operating leases was $0.7 million, $0.7 million, $0.9 million and $0.3 million for the years ended December 31, 1993, 1994, 1995 and for the quarter ended March 31, 1996, respectively.

NOTE F -- STOCKHOLDERS' EQUITY

     Common Stock: In March 1994, the Company issued 17,000 shares of common stock in consideration of patent rights related to its core platelet releasate technology.

     Director Share Purchase Program: In April 1993, the Company established a Director Share Purchase Program (the "Program") to encourage ownership of its common stock by its directors. Under the Program, each non-employee director can elect to forego receipt of cash payments for director's annual retainer and meeting fees and, in lieu thereof, receive shares of common stock at market value equal to the cash payment. The Program authorized the issuance of up to 120,000 shares of the Company's common stock at market value. In 1993, 1994 and 1995, the Company issued 1,252, 342 and 0 shares under the Program, respectively. At December 31, 1995, 118,406 shares of common stock were reserved for future issuance under the Program.

     Stock Options: The Company has a stock option plan which provides for the granting of non-qualified or incentive options to employees, directors, consultants and advisors. The plan authorized granting of up to 1,756,695 shares of the Company's common stock at the market value at the date of such grants. All options are exercisable at times as determined by the Board of Directors not to exceed ten years after the grant date. Information as to options for shares of common stock granted as of December 31, 1993, 1994 and 1995 is as follows:

                                            1993                         1994                         1995
                                 ---------------------------   --------------------------    ---------------------------
                                  Shares      Exercise Price    Shares     Exercise Price     Shares      Exercise Price
                                 --------     --------------   --------    --------------    ---------    --------------
Outstanding Jan 1 ..........       756,875     $1.25-$8.50     1,280,918     $1.25-$8.50     1,333,784     $ 1.55-$ 8.50
Granted ....................       541,370     $4.63-$6.50       476,000     $3.13-$4.88       297,700     $4.125-$15.50
Exercised ..................        (7,200)    $2.50-$4.24       (98,250)    $1.25-$2.96      (396,280)    $ 1.55-$ 7.00
Cancelled ..................       (10,127)    $4.75-$7.00      (324,884)    $2.50-$8.50      (103,593)    $ 2.50-$ 7.00
Outstanding Dec 31 .........     1,280,918     $1.25-$8.50     1,333,784     $1.55-$8.50     1,131,611     $ 1.55-$15.50
                                ==========                     =========                    ==========
Exercisable ................       477,830                       432,540                       315,238
                                ==========                     =========                    ==========

                         CURATIVE HEALTH SERVICES, INC.

NOTE F -- STOCKHOLDERS' EQUITY (Continued)

     At December 31, 1995, 1,406,810 shares of common stock were reserved for future issuance of stock options.

     For the period January 1, 1996 through March 31, 1996, the Company granted 32,000 shares (exercise prices $13.50-$17.00), cancelled 17,174 shares (exercise prices $4.75-$15.50) and 73,662 shares were exercised (exercise prices $1.55-$17.50). As of March 31, 1996, there were 1,072,775 options for shares of common stock granted and outstanding, of which 271,126 shares were exercisable.

     Warrants: As of December 31, 1995, a total of 166,667 shares of common stock were issuable under outstanding warrants. The 166,667 shares are issuable at $7.00 per share, exercisable for a period of five years, to five lenders in connection with a bridge financing entered into in April 1991 and terminated upon the closing of the Company's 1991 initial public offering. In August 1995, the Company exchanged 5,803 shares of common stock for 12,500 shares issuable under warrants originally issued in connection with a working capital loan agreement entered into December 1990 and terminated in October 1991. There was no cash exchanged in the transaction.

     Rights Plan: On October 25, 1995, the Board of Directors of the Company declared a dividend of one preferred share purchase right per share for each outstanding share of common stock of the Company. The dividend was paid on November 6, 1995 to shareholders of record on that date. Under certain circumstances each right may be exercised to purchase one-one hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01, of the Company for $65. The rights which are redeemable by the Company at $.01 per right expire in November 2005. The purchase right issued under the Company's Rights Agreement dated October 22, 1995 provides the holder "in the event of (i) the acquisition of 15% or more of the Company's outstanding common stock by an Acquiring Person (as defined in the Rights Agreement), (ii) the commencement of a tender offer or exchange offer which results in a person or group owning 15% or more of the Company's common stock, to exercise each right (other than rights held by an Acquiring Person) to purchase common stock of the Company or a successor company with a market value of twice the $65 exercise price.

NOTE G -- INCOME TAXES

     The Company has accumulated approximately $28.0 million of net operating loss carryforwards (N.O.L.'s) and research credits as of December 31, 1995 which may be used to reduce taxable income in future years. The utilization of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss and research credit carryforwards. The carryforwards begin to expire in fiscal year 1999 and will continue to expire through fiscal year 2009. Additionally, based on ownership changes which occurred in prior periods, it is expected that the annual utilization of the otherwise available net operating loss and research credit carryforwards will be limited by the provisions of Sections 382 and 383 of the Internal Revenue Code, as amended. As such, the Company may be restricted as to the utilization of its net operating loss and research credit carryforwards incurred prior to July 1991. There was no income tax provision for 1993 and 1994. The provision for income taxes for 1995 is as follows (in thousands):

                                                                    1995
                                                                  -------
Federal ..............................................            $ 1,161
State ................................................                137
Utilization of N.O.L.'s ..............................             (1,079)
                                                                  -------
Total income tax provision ...........................              $ 219
                                                                  =======

     A reconciliation of the federal statutory tax rate with the effective tax rate is as follows:

                                                                    1995
                                                                  -------
Federal statutory tax rate ...........................               34.0%
State income taxes net of federal benefit ............                2.0
Tax benefits of N.O.L.'s .............................              (31.0)
                                                                  -------
Effective tax rate ...................................                5.0%
                                                                  =======

                         CURATIVE HEALTH SERVICES, INC.

NOTE G -- INCOME TAXES (Continued)

     The Company has recorded a deferred tax asset of approximately $12.0 million at December 31, 1995 related to the aforementioned net operating loss carryforwards and research credits. A valuation allowance of equal value has been recorded which has the effect of reducing the carrying value of the deferred tax asset to zero. The valuation allowance is of equal value since it is more likely than not that none of the net operating loss will be utilized due to the Company's history of operating losses and the uncertainty of future profits. The valuation allowance decreased $0.5 million in 1995.

NOTE H -- LOANS PAYABLE AND LONG TERM DEBT

       Loans payable to banks and long term debt consisted of the following:

                                                        December 31,
                                                     -----------------      March 31,
                                                      1994       1995         1996
                                                     ------    -------       ------
                                                      (In thousands)
Short term loans -- bank credit facility of
  foreign subsidiary ............................    $  373    $    --       $   --
                                                     ======    =======       ======
Long term notes payable .........................    $1,011    $ 1,000       $1,000
                                                     ======    =======       ======

     In December 1992 the Company's German subsidiary entered into a 1.4 million deutsche mark (dm) revolving credit facility. In April 1994 this facility was increased to approximately 1.9 million dm, with 1.4 million dm converted to a term loan due in May 1998, and .5 million dm as a revolving credit facility reviewed for renewal annually. The facility provides for 10.0% interest on outstanding balances. The Company is a guarantor of this long-term facility for up to 1.4 million dm ($1.0 million). At December 31, 1994 and 1995, 1.9 million dm ($1,.2 million) and 1.4 million dm ($1.0 million), respectively, were outstanding against this long-term facility. In May 1995, the Company sold its 62% interest in its German subsidiary. As part of the sale agreement the Company continues to guarantee the long term loan and has assumed responsibility for the interest payments on that loan (See Note B).

     In November 1994, the Company secured a revolving line of credit of $2.0 million at an interest rate of prime plus 1 3/4%, renewable June 30, 1996. The line is secured by the Company's accounts receivable. As of December 31, 1995, there was no outstanding balance against this line.

NOTE I -- MAJOR CUSTOMERS

     In 1993, 1994 and 1995 and for the quarter ended March 31, 1996, the Company derived 13%, 17%, 24% and 27% of its consolidated revenues from one customer, respectively.


NOTE J -- DISCONTINUED OPERATIONS

     On February 22, 1994, (effective January 1, 1994), the Company divested a wholly-owned subsidiary, UltraMed, Inc. (UltraMed), through the sale of all the issued and outstanding capital stock of UltraMed. Prior to the sale, UltraMed's principal operations consisted of the sale and distribution of wound care supplies and medical equipment which represented the Company's only business in durable medical supplies and equipment. The purchase price for the stock was $4.6 million, representing the net book value of UltraMed plus advances owed the Company. The purchase price was payable pursuant to a promissory note, bearing interest at an annual rate of 4%, payable in monthly installments associated with the cash flow of the business but to be paid not later than December 31, 1996.

     The note was secured by a stock pledge executed by the buyer in favor of the Company, and a guarantee and security agreement executed by UltraMed covering the assets of the business. In addition, the Company has provided the buyer with certain indemnifications.

                         CURATIVE HEALTH SERVICES, INC.

NOTE J -- DISCONTINUED OPERATIONS (Continued)

     As a result of the divestiture, the consolidated financial statements reflect the results of operations for UltraMed as discontinued. Revenues of the discontinued business were $5.8 million for the year ended December 31, 1993. A loss on disposal of UltraMed of $50,000 was charged to 1993 discontinued operations.

     Due to changes in Medicare reimbursement including fee schedule reductions and changes in product coverage requirements and a U.S. Department of Justice legal action and settlement (See Note K), the business of UltraMed was adversely affected. In view of these events, the Company recorded a charge of $4.5 million during the second quarter of 1994 principally related to the impairment of the note receivable.

NOTE K -- LEGAL PROCEEDINGS

     In December 1994 the Company entered into a settlement agreement with the United States Department of Health and Human Services in connection with claims raised under the Civil False Claims Act against the Company and UltraMed, a former subsidiary which was sold in February 1994 (See Note J).

     Under the settlement agreement UltraMed agreed to pay $2.1 million to the United States, payable in equal semi annual installments through 1997 and the Company guaranteed the obligations of UltraMed to the United States. The Company advanced $0.3 million to UltraMed in 1994 in order for UltraMed to meet the initial obligations under the settlement agreement. In connection with the guarantee, the Company made payments totalling $1.6 million in 1995 to fully satisfy the obligation. The Company charged operations $0.7 million in 1994 and $1.2 million in 1995 related to the obligation. The payments and related charges to operations were made as a result of the inability of UltraMed to liquidate its assets at previously estimated values and the continuing deterioration of the UltraMed business.

     On August 1, 1995 the Company entered into a memorandum of understanding concerning a settlement with a shareholder who filed a class action lawsuit against the Company and certain of its officers. The proposed settlement is conditioned upon, among other things, approval of the United States District of New York and confirmatory discovery by the parties. The proposed settlement, if consummated, would require the Company to pay approximately $0.5 million of which 50% is expected to be paid by the Company's applicable insurance policy. The proposed settlement would not have any impact on the Company's statement of operations since adequate provisions were previously established.

     The settlement, if consummated, would dispose of allegations by the shareholder that the Company failed to meet its disclosure obligations with respect to certain practices of UltraMed, a former subsidiary. The Company has denied any liability or wrongdoing, and the settlement would not be an admission of any guilt or wrongdoing, liability or misconduct by the Company or any of its officers or employees.

     The Company, in the ordinary course of business is the subject of or party to various lawsuits, the outcome of which in the opinion of management, will not have a material adverse effect on the consolidated financial statements.

NOTE L -- RESTRUCTURING CHARGE

     The Company recorded a corporate restructuring charge of $1.7 million during the second quarter of 1994. The restructuring plan included a significant reduction in research and development activities, reduction in European development activities, as well as a general reorganization of resources which was approved by management in June 1994 and substantially completed by the end of 1994.

     The restructuring included the termination of 15 research personnel and the termination of outside research contracts related to new drug discovery efforts. Additionally, the Company reduced its European development activities with the termination of 4 people responsible for the development of strategic alliances for future products. Further, the restructuring included the discontinuance of the Company's business of establishing a wound care program in a comprehensive outpatient rehabilitation facility.

                         CURATIVE HEALTH SERVICES, INC.

NOTE L -- RESTRUCTURING CHARGE (Continued)

     The restructuring charge included approximately $0.5 million for employee severance and related costs, $0.4 million related to property and equipment write-offs, $0.3 million related to research contract terminations, $0.1 million in provisions for leases and other facility obligations and $0.1 million for legal and other professional fees associated with the restructuring and reorganization for the Company's operations. Also included is a charge of $0.2 million for an uncollectible advance associated with the Company's efforts to establish a wound care program in a comprehensive outpatient rehabilitation facility. The employee severance costs principally covered a reduction of personnel in research and development and European administration. The amount of benefits paid in 1994 was $0.1 million covering 19 terminated employees. The amount of benefits paid in 1995 was $0.4 million. The restructuring charges included $0.9 million of costs requiring cash expenditures and the remaining $0.8 million includes costs related to write-offs and provisions which do not have cash requirements.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

    SEC Registration Fee.....................................        $ 13,273
    NASD Fee.................................................           4,349
    Nasdaq Listing Fee.......................................          10,000*
    Accounting Fees and Expenses.............................          50,000*
    Legal Fees and Expenses..................................         200,000*
    Printing Fees ...........................................          75,000*
    Blue Sky Fees and Expenses...............................          10,000*
    Transfer Agent Fees......................................           5,000*
    Miscellaneous............................................           4,592*
                                                                    ---------
        Total................................................       $ 372,214
                                                                    =========

- ------------
*     Estimates

Item 15.  Indemnification of Directors and Officers.

     Section 302A.521, subd. 2, of the Minnesota Statutes requires the Company to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the Company, against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions if such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties or fines; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, board committee member or employee, reasonably believed that the conduct was in the best interests of the Company, or, in the case of performance by a director, officer or employee of the Company was serving at the request of the Company or whose duties involved service as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Company. In addition, Section 302A.521, subd. 3, requires payment by the Company, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made, depending on certain circumstances, by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, by a designated committee of the Board, by special legal counsel, by the shareholders, or by a court.

     The Company's Fourth Restated Articles of Incorporation provide that a director is not liable to the Company or its stockholders for monetary damages resulting from a breach of fiduciary duty as a director, except for liability
(i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for transactions from which the director derived an improper personal benefit; (iv) under the Minnesota statutory provision making directors personally liable, under a negligence standard, for unlawful payment of dividends or unlawful stock purchases or redemptions; or (v) for any act or omission occurring prior to the date of adoption of such indemnification provision.

     The Company maintains a directors' and officers' insurance policy in the aggregate amount of $0.1 million which insures the directors and officers of the Company against losses arising from certain claims for any Wrongful Act (as defined in the policy) by the directors or officers in their respective capacities as such, or to the extent that the Company has indemnified such directors or officers, which insures the Company against such losses when and to the extent that the Company has indemnified such directors or officers for such losses under the Company's Articles of Incorporation or Bylaws, by contract or otherwise pursuant to applicable law.

Item 16.  Exhibits.

           1.1        Form of Underwriting Agreement.*

           5.1        Opinion of Dorsey & Whitney LLP regarding legality.*

          23.1        Consent of Ernst & Young LLP.

          23.2        Consent of Dorsey & Whitney LLP.

          23.3        Consent of Hyman, Phelps & McNamara, P.C.

          24.1        Powers of Attorney.

- ----------
*To be filed by amendment.

Item 17.  Undertakings.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of East Setauket, State of New York on the 27th day of June, 1996.

                                      CURATIVE HEALTH SERVICES, INC.

                                          By   /S/ JOHN VAKOUTIS
                                               --------------------------------
                                               John Vakoutis,
                                               Chief Executive Officer

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed on the date indicated by or on behalf of the following persons in the capacities indicated:


      Signature                                Capacity                       Date
       -------                                 --------                       ----

    /S/ JOHN VAKOUTIS             President, Chief Executive               June 27, 1996
- -------------------------            Officer and Director
     John Vakoutis                  (principal executive officer)


     /S/ JOHN PRIOR               Chief Financial Officer                  June 27, 1996
- -------------------------            (principal financial and
       John Prior                    accounting officer)


            *                     Chairman of the Board and                June 27, 1996
- -------------------------            Director
 Lawrence Stuesser, Jr.

            *
- -------------------------         Director                                 June 27, 1996
     Gerardo Canet

            *
- -------------------------         Director                                 June 27, 1996
      Lawrence Hoff

            *
- -------------------------         Director                                 June 27, 1996
    Timothy Maudlin

            *
- -------------------------         Director                                 June 27, 1996
    Gerard Moufflet

* By  /S/ JOHN VAKOUTIS
     -------------------------
     John Vakoutis, attorney-in-fact


[LOGO] CURATIVE
       HEALTH SERVICES


Diabetic Foot Ulcer
- --------------------------------------------------------------------------------

Picture of diabetic        Picture of diabetic ulcer     Picture of the ball of
ulcer on the ball of       on the ball of the foot       the foot, without
the foot                   (the diabetic ulcer           diabetic ulcer (healed)
                           is smaller in size)


     [PICTURE]                   [PICTURE]                    [PICTURE]
Presentation                     Week Three                   Week Seven

A 59 year-old-male presented with a plantar ulcer of 13 month duration and suspected bone infection (osteomyletitis). Wound had an initial volume of 905 mm3. Two referring physicians recommended amputation, but first referred patient to the Wound Care Center(R). Patient received the comprehensive Wound Management Program. Wound healed completely in 7 weeks.



Venous Stasis Wound
- --------------------------------------------------------------------------------

Picture of left ankle      Picture of left ankle         Picture of left ankle
with venous stasis         with venous stasis            without venous stasis
wound                      wound smaller in size         wound (healed)


     [PICTURE]                   [PICTURE]                    [PICTURE]
Presentation                    Week Twelve                  Week Sixteen

78-year-old-woman presented with a venous stasis wound of the left ankle. Patient had this full thickness wound for five months, with a measurement of 8084mm3. Patient received the comprehensive Wound Management Program. Wound healed completely in 16 weeks.

================================================================================

     No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

================================================================================


                                  ------------


                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary ......................................................    3
Risk Factors ............................................................    6
The Company .............................................................   13
Use of Proceeds .........................................................   13
Price Range of Common Stock .............................................   13
Capitalization ..........................................................   14
Dividend Policy .........................................................   14
Selected Consolidated Financial Data ....................................   15
Management's Discussion and
  Analysis of Financial Condition and
  Results of Operations .................................................   16
Business ................................................................   22
Management ..............................................................   31
Principal Stockholders ..................................................   33
Underwriting ............................................................   34
Legal Matters ...........................................................   35
Experts .................................................................   35
Available Information ...................................................   35
Incorporation of Certain Documents
  by Reference ..........................................................   36
Index to Consolidated Financial Statements ..............................   F-1

================================================================================




================================================================================









                                1,500,000 Shares




                                     [LOGO]




                                  Common Stock













                                  ------------

                                   PROSPECTUS
                                          , 1996

                                  ------------








                               Smith Barney Inc.

                               Hambrecht & Quist

                     Vector Securities International, Inc.




================================================================================



                                  EXHIBIT INDEX

    Exhibit No.                           Description
    -----------                           -----------


        1.1       --Form of Underwriting Agreement.*

        5.1       --Opinion of Dorsey & Whitney LLP regarding legality.*

       23.1       --Consent of Ernst & Young LLP.

       23.2       --Consent of Dorsey & Whitney LLP.

       23.3       --Consent of Hyman, Phelps & McNamara, P.C.

       24.1       --Powers of Attorney.



- ----------
*  To be filed by amendment.